Exhibit 99.2

CURALEAF HOLDINGS, INC.

Amended and Restated Management’s Discussion and Analysis of Financial Condition and Results of Operations

As of and for the Three and Nine Months Ended

September 30, 2022 and 2021

As Amended and Restated

(Expressed in Thousands United States Dollars Unless Otherwise Stated)

Notice to Reader

Curaleaf Holdings, Inc. (the “Company”, "Curaleaf" or the "Group") has restated its audited annual consolidated financial statements for the three and twelve months ended December 31, 2021 (the “Financial Statements”), the three months ended March 31, 2022, the three and six months ended June 30, 2022, and the three and nine months ended September 30, 2022, which were previously filed on SEDAR and EDGAR (the “Interim Financial Statements”). Subsequent to the original issuance of the Financial Statements and Interim Financial Statements, the Audit Committee of the Company’s Board of Directors (the “Audit Committee”), with the assistance of outside counsel and consultants and in discussion with the Company’s auditors, conducted a review of certain purchases and sales of products through the Company’s wholesale channel to determine whether they had commercial substance, and to confirm the timing and appropriateness of the recognition of revenue from those transactions. Further to this review, the Company has determined that it will make adjustments to the revenue figures reported in the previously mentioned financial statements periods. Errors have been corrected in the amended and restated audited annual consolidated financial statements for the three and twelve months period ended December 31, 2021 as well as in the amended and restated unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022, the three and six months ended June 30, 2022, and the three and nine months ended September 30, 2022. For more details, see Note 22 – Restatement in the amended and restated unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 filed in conjunction with this MD&A on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

As a result of these adjustments, the following adjustments were made to the management’s discussion and analysis of financial condition and results of operation for the three and nine months ended September 30, 2022 as previously filed (the "Prior MD&A"):

(i)	In the “Selected financial Information” sections, revenues and the associated cost of goods sold, inventory, and accounts receivables (as well as the flow-through impacts to gross profit, net income, and other applicable items) were updated due to the review discussed above. Relevant variance explanations were also updated as applicable.

(ii)	In the “Summary of Quarterly Results” sections, revenues and the associated cost of goods sold, inventory, and accounts receivables (as well as the flow-through impacts to gross profit, net income, and other applicable items) were updated due to the review discussed above. Relevant variance explanations were also updated as applicable.

(iii)	In the “Restatement” section, description, context and events leading up to the restatement of the financial statements for the three and nine months ended September 30, 2022 were added.

(iv)	In the “Critical Accounting Estimates – COVID-19 estimation uncertainty” section, language was updated to reflect the impact of COVID since September 30, 2022.

Except as described above, this amended and restated management’s discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2022 (this "MD&A") does not differ from the Prior MD&A. Other than as described above, the Company has not updated this MD&A to reflect any events that occurred subsequent to November 8, 2022, being the effective date of the Prior MD&A.

AMENDED AND RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(Amounts in thousands, except share and per share amounts)

This amended and restated management discussion and analysis (“MD&A”) of the financial condition and results of operations of Curaleaf Holdings, Inc. (the “Company” or “Curaleaf”) is for the three and nine months ended September 30, 2022 and 2021 prepared as of November 8, 2022, as amended and restated May 1, 2023 to reflect the issuance of the amended and restated unaudited condensed interim consolidated financial statements as described above. It is supplemental to, and should be read in conjunction with, the Company’s amended and restated unaudited condensed interim consolidated financial statements and the accompanying notes for three and nine months ended September 30, 2022 and 2021. For the purposes of this MD&A, the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its subsidiaries. Additional information regarding Curaleaf, including its current annual information form, is available on the Company’s website at www.curaleaf.com or through the SEDAR website at www.sedar.com or through the EDGAR website at www.sec.gov/edgar.shtml. The Company’s interim financial statements have been prepared in compliance with International Accounting Standard 34 - Interim Financial Reporting. The Company followed the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements of the Company for the year ended December 31, 2021. Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“$” or “US$”), unless otherwise indicated. Unless otherwise indicated, the information contained in this MD&A is current as of September 30, 2022.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators and Staff Notice 51-352 (Revised) – Issuers with US Marijuana Related Activities (“Staff Notice 51-352”).

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and U.S. securities laws (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; expectations for the effects of the novel coronavirus (“COVID-19”) on the business’ operations and financial condition; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the Canadian Securities Exchange (“CSE”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: business structure risks; the Company’s status as a holding company; the absence of a dividend record; risks relating to sales of substantial amounts of SVS (as defined herein); market volatility; liquidity risks; legal and regulatory risks inherent in the cannabis industry; financing risks related to additional financing and restricted access to banking; general regulatory and legal risks including risk of civil asset forfeiture; risks relating to anti-money laundering laws and regulations; risks relating to the lack of access to U.S. bankruptcy protections; the risk of heightened scrutiny by regulatory authorities; risk of legal, regulatory or political change; general regulatory and licensing risks; risks relating to limitations on ownership of licenses; risks relating to regulatory actions and approvals from the U.S. Food and Drug Administration (the “FDA”) and risks of litigation; increased costs as a result of being a public company; newly established legal regimes; the risks relating to enforcement of judgements outside Canada; environmental risks including environmental regulation and unknown environmental risks; general business risks including risks related to the COVID-19 pandemic; the Company’s possible failure to complete acquisitions; risks related to the senior secured notes; of the Company; risks related to service providers; risks relating to the enforceability of contracts; risks relating to the resale of the Company’s subordinate voting shares (“SVS”) on the CSE; the Company’s reliance on the expertise and judgment of senior management of the Company, and its ability to retain such senior management; risks relating to the concentrated voting control of the Company’s Executive Chairman, Boris Jordan; risks inherent in an agricultural business; risks relating to unfavorable publicity or consumer perception; product liability risks; risks relating to product recalls; risks relating to the results of future clinical research; risks relating to the difficulty of attracting and retaining personnel; risks relating to the Company’s dependence on suppliers; risks relating to the Company’s reliance on inputs; risks relating to the limited market data and difficulty to forecast results; intellectual property risks; risks relating to constraints on marketing products; risks relating to fraudulent or illegal activity by employees, contractors and consultants; risks relating to information technology systems and cyber-attacks; risks relating to security breaches; risks relating to the Company’s reliance on management services agreements with subsidiaries and affiliates; risks relating to website accessibility; high bonding and insurance coverage risk; risks of leverage; risks relating to expansion into foreign jurisdictions; risks relating to future acquisitions or dispositions; risks relating to the Company’s management of growth; the fact that past performance is not indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks relating to conflicts of interest; risks relating to global economic conditions; tax risks; as well as those risk factors discussed under “Risk Factors” in this MD&A. The discussion of risk factors in this MD&A has been updated to include discussion of risks related to the current pandemic caused by COVID-19. The nature and scope of the pandemic and its impacts are rapidly developing and it is difficult for management to identify at the current time all risks, or quantify those identified, or to assess their impact on particular financial measures and operating results. Nevertheless, the discussion under “Risk Factors” identifies potential areas of negative impact that may be caused by the COVID-19 pandemic.

The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical, adult-use and hemp-based cannabidiol (“CBD”) markets, and the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry, which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this MD&A. Such forward-looking statements are made as of the date of this MD&A. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

This MD&A contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the Company’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraph. FOFI contained in this MD&A was approved by management as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s future business operations. The Company disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this MD&A should not be used for purposes other than for which it is disclosed herein.

OVERVIEW OF THE COMPANY

Curaleaf is a leading producer and distributor of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise, and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots, provide industry-leading services, product selection, and accessibility across the medical and adult-use markets in the U.S. Headquartered in Wakefield, Massachusetts. As of September 30, 2022, domestically, the Company has operations in 22 states; operating 137 dispensaries, 26 cultivation sites, and 30 processing sites in the U.S. with a focus on highly populated, limited license states, including Arizona, Connecticut, Florida, Illinois, Maryland, Massachusetts, Nevada, New York, New Jersey, North Dakota, and Pennsylvania. In Europe, the Company has a fully integrated medical cannabis business with licensed cultivation in Portugal, two pharma grade cannabis processing and manufacturing facilities in Spain and the United Kingdom (“U.K.”) and Germany and licensed medical cannabis distribution in the U.K., Germany, and Switzerland. In the U.K. the Company also holds a pharmacy license and operates medical cannabis clinics in England (where it received an ‘outstanding’ rating by the regulator for being well led) and Scotland, enabling the supply of medical cannabis direct to the patient. Additionally, the Company supplies medical cannabis on a wholesale basis across the region, including into Israel, Italy and Germany.

The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality, and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty.

The Company was an early entrant into the U.S. state-legal cannabis industry, which remains one of the fastest growing industries in the U.S. Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services while building trusted national brands within the legal cannabis industry. Through its team of physicians, pharmacists, medical experts, and industry innovators, the Company has developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries.

The Company is operated by an executive team that has significant experience in the cannabis industry and a robust operational and acquisition track-record as to all facets of the Company’s operations, which has executed its business plan to rapidly scale its business.

In order to achieve its strategy, the Company has completed several acquisitions since its formation. The Company expects to continue to actively pursue other acquisitions, dispositions, and investment opportunities in the future. The Company was incorporated under the laws of British Columbia, Canada on November 13, 2014 and changed its name to “Curaleaf Holdings, Inc.” as part of its business combination with Curaleaf, Inc. completed on October 25, 2018 (the “Business Combination”). Following the Business Combination, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and quoted on the OTCQX ® Best Market under the symbol “CURLF”. Additional information relating to the Business Combination can be found in the Company’s annual information form for the year ended December 31, 2021 available on the Company’s SEDAR profile at www.sedar.com and on its EDGAR profile at www.sec.gov/edgar/shtml.

On November 2, 2020, the Company filed a final short form base shelf prospectus in Canada (the “Base Shelf Prospectus”) and a shelf registration statement on Form F-10, as amended (File No 333-249081) (the “Registration Statement”), with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Base Shelf Prospectus and Registration Statement allow the Company to offer up to $1 billion worth of SVS, debt securities, subscription receipts, warrants, units, or any combination thereof, from time to time during the 25-month period that the Registration Statement is effective (subject to MJDS eligibility). The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a supplement to the Base Shelf Prospectus and/or Registration Statement, which will be filed with the applicable Canadian securities regulatory authorities and/or the SEC.

On April 7, 2021, the Company established an overseas subsidiary named Curaleaf International Holdings, Limited (“Curaleaf International”) together with a strategic investor who provided initial capital for a 31.5% equity stake in Curaleaf International (the “Curaleaf International Transaction”). Subsequently, Curaleaf International acquired EMMAC Life Sciences Limited (“EMMAC”), the largest vertically integrated independent cannabis company in Europe.

The consolidated financial statements of the Company include the financial statements of the Company and its direct subsidiaries, indirect subsidiaries that are not wholly owned by the Company, and other entities consolidated other than on the basis of ownership:

	Operations	September 30, 2022	December 31, 2021
Business name	Location	ownership %	ownership %
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Curaleaf, Inc.	MA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
PT Nevada, Inc.	NV	100%	100%
CLF Sapphire Holdings, Inc.	OR	100%	100%
Curaleaf NJ II, Inc.	NJ	100%	100%
Focused Employer, Inc.	MA	100%	100%
GR Companies, Inc.	IL	100%	100%
CLF MD Employer, LLC	MD	100%	100%
Curaleaf Columbia, LLC (formerly HMS Sales, LLC)	MD	100%	100%
MI Health, LLC	MD	100%	100%
Curaleaf Compassionate Care VA, LLC	VA	100%	100%
Curaleaf UT, LLC	UT	100%	100%
Curaleaf Processing, Inc	MA	100%	100%
Virginia's Kitchen, LLC	CO	100%	100%
Cura CO LLC	CO	100%	100%
Curaleaf Stamford, Inc.	CT	100%	100%
Curaleaf International Holdings, Limited	Guernsey, UK	68.5%	68.5%
CLF MD Processing, LLC	MD	-	-
Windy City Holding Company, LLC	IL	-	-
Grassroots OpCo AR, LLC	IL	-	-
Remedy Compassion Center, Inc	ME	-	-
Primary Organic Therapy, Inc (d/b/a Maine Organic Therapy)	ME	-	-
Broad Horizon Holdings, LLC	MA	-	-

Company Performance and Objectives

The Company is currently active in numerous cannabis programs across the U.S. In the U.S., 47 states have legalized some form of legalized cannabis use, including low dose THC/CBD medical programs, for patients with certain qualifying conditions. In most of these medical states, a regulatory framework is in place whereby patients can receive a recommendation from a certified physician to purchase medical cannabis in approved dispensaries. In the U.S., 19 states have legalized cannabis for adult-use (“adult-use”). In many of these adult-use states, customers can purchase cannabis from approved dispensaries by providing identification proving the customer is 21 years of age or older. In Europe, only medical cannabis sales are allowed, and product can be sold between jurisdictions.

While the Company seeks to build strong brands and brand recognition, under the current regulatory regime, a key aspect to successful distribution and strong margins is achieving “vertical integration” in each cannabis program in which it operates. Vertical integration means controlling the entire supply chain: from cultivating cannabis, to processing the cannabis into oils and other formulated products, and, ultimately, selling the end-product to customers and/or patients.

The Company plans to continue growth of its operations via expansion in three dimensions: (1) acquiring licenses in limited-license markets, (2) increasing presence in current markets, and (3) increasing exposure in mass markets. While the Company’s goal is to have its own licensed operations in each of its markets, it may enter a market through production and/or marketing arrangements where such arrangements provide opportunity for accelerated roll-out.

Limited-License Markets. The majority of the markets in which the Company currently operates have formal regulations limiting the number of cannabis licenses that will be awarded, thus forming high barriers to entry, limited market participants, and protected market share in these limited-license states. Curaleaf intends to apply for new licenses or acquire businesses within limited-license markets in which the Company does not currently operate.

Increasing Presence in Current Markets. The Company plans to grow within its current markets by pursuing opportunities for vertical integration, acquiring additional dispensary licenses, and/or entering into production and marketing relationships to further build its brand and expand its distributional footprint. The Company intends to apply for new licenses as available and determined by each state.

Increasing Exposure in Mass Markets. The Company has established itself as a market leader in the U.S. and has become a dominant player due to its competitive pricing, experienced management, strong capitalization, and strong brand goodwill. In mass markets, which exhibit a free market dynamic typical of other industries, such as California and Oregon, the Company intends to leverage its extensive experience to grow cannabis and/or process more efficiently and reliably, while taking advantage of wholesale and retail opportunities and establishing a strong brand.

The Company expects acquisition related costs, marketing and selling expenses, and capital expenditures to increase as it expands its presence in current markets and expands into new markets. The Company also expects to achieve operating efficiencies through synergies from acquisitions as well as via economies of scale that will arise through the continued expansion.

Operating Segments

The Company operates in one segment; the cultivation, production, and sale of cannabis via retail and wholesale channels. As of and during the year ended December 31, 2021, the Company operated in two segments; Cannabis and Non-Cannabis. During the period ended March 31, 2022, the Company reevaluated the Company’s operating structure and determined that the Non-Cannabis segment is no longer a relevant or material portion of the Company’s business.

Principal Products and Services

The Company, through its subsidiaries and affiliates, operates in highly regulated markets that require expertise in cultivation, manufacturing, retail operations, and logistics. The Company leverages its internal research and development capabilities to assist its state-licensed entities to manufacture cannabis products in multiple formats with high standards for safety, effectiveness, consistent quality, and customer care. Currently, the Company’s U.S. subsidiary entities cultivate, process, market, and/or dispense a wide-range of permitted cannabis products across its operating markets, including: flower, pre-rolls and flower pods, dry-herb vaporizer cartridges, concentrates for vaporizing such as pre-filled vaporizer cartridges and disposable vaporizer pens, concentrates for dabbing such as distillate droppers, mints, topical balms and lotions, tinctures, lozenges, capsules, and edibles.

In most of the Company’s U.S. and Europe markets, its licensed entities are vertically-integrated, meaning the entire supply chain is managed from seed to sale, cultivating cannabis flower, processing the flower into manufactured products, and selling the product to registered patients and/or legal adult-use consumers. In most U.S. states in which its licensed entities operate, products are sold under the Curaleaf and Select brands, and in Curaleaf dispensaries. The Company is committed to be the industry’s leading resource in education and advancement through research and advocacy, and is focused on developing a trusted, national brand.

The Company believes that it has developed the in-house resources to ensure its U.S. state-licensed entities maintain best practices in cannabis cultivation, processing, and dispensing and are dedicated to staying at the forefront of technology in the industry. The Company continues to invest strategically in infrastructure to ensure its U.S. state-licensed entities maintain low overall production costs and adaptability in their product mix to ensure timely response to the rapidly developing cannabis market. The Company intends to use its footprint to share know-how and technology throughout its operation.

•	Cultivation: The Company’s U.S. cultivation facilities have 399 unique cultivars in the production phase, which have been tested and characterized for yield, cannabinoid content, and other properties. Additionally, the Company’s state-licensed entities cultivate cannabis using a variety of methods, including greenhouse, outdoor, indoor, and two-tier indoor cultivation.

•	Extraction and Purification: The Company’s U.S. extraction facilities use proprietary processes for cannabis and terpene purification. The Company believes its manufacturers are industry leaders in achieving the desired composition of cannabinoids and terpenes in finished products through processing and purification, thereby enabling timely response to trends in medical product formulation.

•	Formulation and Quality Control: The Company’s U.S. processing facilities produce across the range of solid, liquid, and inhaled products utilizing its vast in-house knowledge and experience. By combining expert cultivation, manufacturing, and analytical laboratory operations, our processors have developed a complete in-house quality assurance and quality control program. In-house quality assurance enables rapid product development cycles and production of higher quality consumer products.

Research and Development

The Company’s research and development activities primarily focus on optimizing cultivation and manufacturing techniques, developing new manufactured products, and on the medical benefits of cannabis.

The Company collects data on the number of grams of cannabis flower produced per watt of light, per square foot, and per plant. This allows cultivators to gain insights on optimal cultivation methods by adjusting certain variables such as cannabis strain variety and plant spacing. The Company’s cultivators also institute pest management techniques in facilities and document successes and failures, sharing this knowledge across its cultivation operations.

The Company also researches new methods of cannabis extraction for the development of new manufactured products. The Company’s research and development activities operate on an on-going basis as the Company continually seeks to improve current methods for our licensed businesses.

Internationally, the Company continues to develop its clinical research program and in 2021 set up the first bench to bedside medicinal cannabis research and drug development pipeline with basic science and clinical research collaborations across leading universities including Imperial College and Institute for Cancer Research. This program includes in vitro experiments to identify specific ratios of cannabinoids that are best used for treatment of pain, the results of which were published in the Journal of Pain Research.

In addition, the Company has further developed the pioneering U.K. Medical Cannabis Registry, through which it performed analyses of the Company’s own branded and manufactured extracted cannabis medicines for treatment of pain in U.K. patients. These showed positive findings and results were presented at the International European General Practice Research Network in Halle, Germany and published in the Journal of Clinical Pharmacology.

The Company has continued to be an industry leader in publishing real world evidence data in Europe. At present, 7 research publications have arisen from the U.K. Medical Cannabis Registry, covering chronic pain, anxiety, and autism spectrum disorder. A further paper has also been recently accepted in the journal 'Pain and Palliative Care Pharmacotherapy' providing data on the importance that U.K. patients place in the research published from the U.K. Medical Cannabis Registry. In addition, the Company has published 6 further peer-reviewed research articles, of which 5 have been published in 2022 which tackle themes of awareness and stigma of medical cannabis. Moreover, this year the Company presented 23 research abstracts across the International Cannabinoid Research Society 2022 conference and two national British meetings, of which 19 contained outcomes from the Registry. Among these included individual analyses of each of the Company's own branded and manufactured medical cannabis oils and dried flower for the treatment of pain and anxiety. Furthermore, 4 research abstracts were presented at the 12th International Medical Cannabis Conference 2022, including results on migraine and from a clinical trial in pain. In addition to real world evidence, the Company has published leading opinion pieces on the status of medical cannabis research, in addition to conducting fundamental research on the perceived stigma of medical cannabis patients in the U.K., which is strategically important in the future education of patients, public, and healthcare professionals.

Production and Sales

As of September 30, 2022, the Company had 26 cultivation facilities in the U.S. totaling approximately 3.9 million square feet, as well as 30 U.S. processing facilities. Each new manufacturing site is built to ISO 8 clean room specifications and employs advanced nutritional and pharmaceutical formulations technology for optimal delivery methods. Each production facility (cultivation and processing) primarily focuses on the commercialization of cannabis products, with a strict focus on quality control and patient care. Illustrating this commitment, our Florida operations were the first in the cannabis industry to receive the Safe Quality Food certification under the Global Food Safety Initiative.

The Company’s primary method of sales in the U.S. currently occur through its licensed dispensaries across the U.S. Also, the Company’s dispensaries offer home delivery services across several U.S. states, in compliance in all material respects with all regulations applicable in those U.S. states. In Nevada, Utah, and Florida, the Company offers drive-thru service at select dispensaries. In multiple states, our dispensaries offer customers the option to order online to pick-up in store. In Europe, the method of sales occurs through medical cannabis distribution in the U.K., Germany, and Switzerland, a medical cannabis pharmacy (direct to patient) in the U.K., supplying medical cannabis wholesale to several jurisdictions, including Israel, Italy and Germany as well as selling CBD wholesale throughout Europe.

Curaleaf aims to expand dispensaries e-commerce operations and delivery operations, where permitted, to offer convenient access for its customers and meet the demands of an evolving retail landscape.

Intellectual Property

The Company has developed multiple proprietary product formats, technologies and processes to ensure the high quality of licensees’ premium cannabis products. These proprietary technologies and processes include its cultivation and extraction techniques, product formulations, and cannabis delivery and monitoring systems. While actively determining and pursuing the patentability of these processes and materials, Curaleaf ensures confidentiality through the use of non-disclosure and confidentiality agreements.

The Company has spent considerable time and resources to establish a premium and recognizable brand amongst consumers and retailers in the cannabis industry. The Company has one federally registered patent with the United States Patent and Trademark Office (“USPTO”). Additionally, as of September 30, 2022, the Company had several registered trademarks and multiple trademarks that have been filed and are pending approval with the USPTO, and the Company is actively pursuing the filing of additional trademarks. The Company also has a significant number of trademarks and two patents filed in various international jurisdictions.

In addition to its patent and pending trademarks, Curaleaf owned, as of September 30, 2022, numerous website domains, including www.curaleaf.com, as well as numerous social media accounts across all major platforms.

Curaleaf maintains an in-house legal team, as well as engages outside legal counsel, to actively monitor and identify potential infringements on its intellectual property.

Competitive Conditions

The U.S. cannabis industry is highly competitive. The Company competes on quality, price, brand recognition, and distribution strength. The Company’s cannabis products compete with other products for consumer purchases, as well as shelf space in retail dispensaries and wholesaler attention. The Company competes with numerous cannabis producing companies with various business models, from small family-owned operations to multi-billion-dollar market capitalized multi-state operators. In certain markets, such as California, there are also a number of illegally operating dispensaries, which serve as competition as well. Further, in certain other U.S. states such as New York there has been an increase in illegally operating dispensaries that appear to be stocking and selling cannabis products originating from California operators. The Company maintains an operational footprint primarily in U.S. states with high barriers to entry and limited market participants due to the limited availability of state licenses or local permitting as well as stringent operating and capital requirements. The majority of the markets in which the Company’s licensees operate have formal regulations limiting the number of cannabis licenses that will be awarded, helping to ensure the Company's market share is protected in these limited-market states under the current regulatory framework. The Company also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate.

As cannabis remains federally illegal in the U.S., businesses seeking to enter the industry face additional challenges when accessing capital. Presently, there exists no reliable source of U.S. bank lending or equity capital available to fund operations in the U.S. cannabis sector. Nevertheless, the Company is well-capitalized, and believes that the level of expertise and significant capital investment required to operate its large-scale, vertically-integrated cannabis operations make it difficult and inefficient for smaller cannabis operators to enter this sector of the market. As the cannabis industry continues to rapidly expand and its liberalization accelerates, it should be expected that the Company will face competition from other companies, some of which can be expected to have longer operating histories and more financial, production, and marketing resources and experience than the Company.

For additional details on the competition faced by the Company, refer to the in the “Risk Factors” section of the Company’s annual MD&A for the year ended December 31, 2021 (the “Annual MD&A”), available on the Company’s SEDAR profile at www.sedar.com and on its EDGAR profile at www.sec.gov/edgar/shtml, for additional information.

The U.S. States the Company Operates In, Their Legal Framework and How It Affects Our Business

The chart below depicts, as of September 30, 2022 (i) the states in which the Company operates and includes the date of legalization of cannabis for medicinal and/or recreational use, and (ii) for each U.S. state the Company operates in, the number of dispensaries, processing facilities, and cultivation sites (along with cultivation square footage) the Company owns, as well as the categories of products that are permitted in each such state.

Except for Kentucky, all of the states in which the Company operates have adopted legislation to permit the use of cannabis products for certain qualifying conditions and diseases, when recommended by a medical doctor. Recreational marijuana, or adult-use cannabis, is legal cannabis sold in licensed dispensaries to adults ages 21 and older. Kentucky’s hemp program was introduced in 2013 and currently only allows hemp-derived products wholesale, including cannabinoids such as CBD and cannabigerol (“CBG”). The Company has a 74,000 square foot processing/handling facility in Lexington.

	Medicinal	Adult-use		Processing	Cultivation	Square	Permitted Products
State	Legalization	Legalization	Dispensaries	Facilities	Sites	Feet	Oil	Edibles	Flower	Delivery	Wholesale
AZ	2010	2020	14	3	3	166,276	X(1)	X	X	X(4)	X
CA	1996	2016	-	2	-	-	X(2)	X	X	X	X
CO	2000	2012	3	1	3	2,195,475	X	X	X	X(5)	X
CT	2012	2021	4	1	1	60,000	X(1)	X	X	-	X
FL	2014	-	52	2	3	460,772	X(2)	X	X	X	X(3)
IL	2013	2019	10	1	1	125,000	X	X	X		X
ME	1999	2019	5	2	1	126,800	X(1)	X	X	X	X
MD	2013	-	4	1	1	55,000	X(2)	X	X	X(7)	X
MA	2012	2016	4	2	2	157,000	X(1)	X	X	X	X
MI	2008	2018	3	1	-	-	X(1)	X	X	-	-
MO	2018	-	-	1	-	-	-	-	X	-	-
NV	2013	2016	3	2	2	60,072	X(1)	X	X	X	X
NJ	2010	2020	3	2	2	153,150	X(1)	X	X	X(7)	X(3)
NY	2014	2021	4	1	1	72,000	X(2)	X	X	X(7)	X
ND	2016	-	4	1	1	33,000	X	-	X	X(3)	X
OH	2016	-	2	1	1 Level I	30,000	X(1)	X	X	-	X
OR	1998	2014	1	2	1	37,000	X(1)	X	X	X	X
PA	2016	-	18	2	2	159,000	X(2)	-	X	-	-
UT	2018	-	1	1	-	-	X	X(6)	X	X	X
VT	2004	-	2	1	1	13,000	X	X	X	X	X

(1)	Extracted oils only
(2)	Oil-based formulations only
(3)	Permitted with approval
(4)	Medical use only
(5)	In select areas
(6)	With limits
(7)	Permitted, however Curaleaf dispensaries do not offer home delivery at this time

Each U.S. state has various licensing requirements, restrictions on the number of facilities license holders may operate, limitations on the number of license holders in the state, and various other regulations, which are enforced by applicable state agencies as discussed below. The Company conducts its operations in each respective state in compliance, in material respects, with each regulation applicable to it in such state.

Arizona Operations

Arizona’s licensing body for medical and adult-use cannabis is the Arizona Department of Health Services (“AZDHS”). The market is divided into two classes of licenses: medical and adult use. Each license grants the licensee the ability to have one dispensary, one processing site, and one cultivation site. There is no requirement for vertical integration in Arizona and processing and cultivation sites can be used by third party companies. Arizona does not recognize third party companies and although they operate, the ultimate responsibility for compliance falls on the license holder themselves. As of September 30, 2022, there were 138 operating dispensaries in Arizona.

For medical card holders, acceptable diagnoses include agitation of Alzheimer’s disease, Amyotrophic Lateral Sclerosis (“ALS”), any chronic or debilitating medical condition or disease or the treatment for one that causes cachexia or wasting syndrome, cancer, chronic pain, such as from migraines or arthritis, Crohn’s disease, glaucoma, human immunodeficiency virus (“HIV”) or acquired immune deficiency syndrome (“AIDS”), hepatitis C, post-traumatic stress disorder “(PTSD”), severe nausea, severe or persistent muscle spasms, such as those associated with multiple sclerosis (“MS”), and seizures, including from epilepsy.

As indicated in the chart above, all categories of product are allowed to be sold as either adult use or medical except for edibles over 100 mg per package, which must be sold to medical patients only. Adult use edibles cannot be more than 10mg per serving or 100mg per package. AZDHS determines product is either adult use or medical at the time of dispensing so an adult use cultivation can make products that can be sold as medical through a dispensary as long as it meets the same requirements for medical.

Recently proposed legislation currently under review in Arizona includes H2260: Medical Marijuana; Medical Conditions, which would expand the listing of qualified medical conditions to obtain a medical card; H2545: Marijuana: Social Equity Ownership Licenses, which would prohibit holders of a social equity ownership marijuana establishment license from transferring such license within the first 10 years of issuance; H2792: Landlords: Tenant’s Marijuana Use, which prohibits a landlord from terminating a tenant’s rental agreement because the tenant uses marijuana; H2828: Department of Marijuana Regulation, which establishes the Arizona Department of Marijuana Regulation (“ADMR”) for the purpose of administering the Arizona Medical Marijuana Act and status governing the responsible adult use of marijuana; and, S1715: Hemp-Derived Manufactured Cannabinoids; Prohibition, which excludes "hemp-derived manufactured psychotropic cannabinoids” from the definition of “marijuana” and “marijuana products” and adds such to the definition of “usable marijuana.”

Arkansas Operations

As of September 30, 2022, the Company’s operations in Arkansas have been divested.

California Operations

California’s licensing body for medical and adult-use cannabis is the Department of Cannabis Control (“DCC”). There is no limit to the number licenses California may issue; however, some jurisdictions have a limit on the number of licenses they will issue. Each license grants one licensed premise and the main classes of licenses are: cultivation, retailer, distributor, manufacturer, microbusiness, event organizer, and testing laboratory. Additionally, a license may not be held by, or issued to, any person holding office in, or employed by, any agency of the State of California or any of its political subdivisions when the duties of such person are associated with enforcement of laws or regulations regarding cannabis or cannabis products. There are no requirements for vertical integration, however, California does define specific cultivation license types by canopy size.

Edibles labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient may contain up to 500mg THC per package (adult use limit is 100mg THC/package). Topicals labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient, may contain up to 2000mg THC per package (adult use limit is 1000mg THC/package).

Recently proposed legislation that is currently under review in California includes AB-45, which would allow industrial hemp to be incorporated into the cannabis supply chain. The DCC is preparing a report to outline the steps necessary to incorporate hemp into the cannabis supply chain, including allowing hemp as an ingredient in manufactured cannabis products and the sale of hemp only products at cannabis retailers. Until the report is finalized, and recommendations are implemented, California cannot incorporate hemp into the cannabis supply chain. The Company does not anticipate any changes to current hemp restrictions in the state in 2022.

Colorado Operations

Colorado’s licensing body is the Marijuana Enforcement Division (“MED”). The market is divided into medical and retail (adult-use) classes of which there are the following types of licenses: cultivation, stores, delivery, hospitality, operators, manufacturers, testing facilities, and transporters. Regulators in Colorado have not placed a limit on the number of licenses and as of September 30, 2022, there were 665 adult use stores licenses and 401 medical store licenses issued.

For both medical and retail operations, an owner of three to five cultivations must own at least one store, an owner of six to eight cultivations must own at least two stores, and an owner of nine to eleven cultivations must own at least three stores. Cultivations have plant count limits, divided by tiers. Medical stores have flower inventory limits based on the number of patients assigned or the number of sales in prior month (whichever is greater).

For medical card holders, acceptable diagnoses include any “condition for which a physician could prescribe an opioid.” Specific conditions may include, but are not limited to: autism spectrum disorder, cachexia, cancer, chronic pain, chronic nervous system disorders, glaucoma, HIV or AIDS, nausea, persistent muscle spasms, PTSD, and seizures.

Beginning January 1, 2022, medical patients under 21 were restricted to purchasing no more than two grams of concentrate per day and will need two physicians from different practices to approve their medical cards. Limits on the potency of purchased concentrate can also be established by the physician’s recommendation.

Connecticut Operations

Connecticut’s licensing body is the Connecticut Department of Consumer Protection. The market is divided in the following types of licenses: retail, cultivation, production, and bakery. There is currently no limit on the number of licenses available and one license grants the applicant one site (retail, cultivation, production, or bakery). As of September 30, 2022, there were 18 operational dispensaries. A board-certified pharmacist must be on-site to dispense medical cannabis at a dispensary.

For medical card holders that are over 18, acceptable diagnoses include: cancer, glaucoma, positive status for HIV or AIDS, Parkinson's Disease, MS, damage to the nervous tissue of the spinal cord with objective neurological indication of intractable spasticity, epilepsy, cachexia, wasting syndrome, Crohn's Disease, PTSD, sickle cell disease, post laminectomy syndrome with chronic radiculopathy, severe psoriasis and psoriatic arthritis, ALS, ulcerative colitis, complex regional pain syndrome, (“CRPS”), Type 1 and Type II, cerebral palsy, cystic fibrosis, irreversible spinal cord injury with objective neurological indication of intractable spasticity, terminal illness requiring end-of-life care, uncontrolled intractable seizure disorder, spasticity or neuropathic pain associated with fibromyalgia, severe rheumatoid arthritis, post herpetic neuralgia, hydrocephalus with intractable headache, intractable headache syndromes, neuropathic facial pain, muscular dystrophy, osteogenesis imperfecta, chronic neuropathic pain associated with degenerative spinal disorders, and interstitial cystitis. For medical card holders under 18, acceptable diagnoses include: cerebral palsy, cystic fibrosis, irreversible spinal cord injury with objective neurological indication of intractable spasticity, severe epilepsy, terminal illness requiring end-of-life care, uncontrolled intractable seizure disorder, muscular dystrophy, osteogenesis imperfecta, intractable neuropathic pain that is unresponsive to standard medical treatments, Tourette’s Syndrome for patients who have failed standard medical treatment , and chronic pancreatitis for patients whose pain is recalcitrant to standard medical management.

Recent legislation included legalization of adult-use; however, clarification about the program is still in progress.

Florida Operations

Florida’s licensing body is the Office of Medical Marijuana Use – Department of Health (“OMMU”). The OMMU has authorized 22 Medical Marijuana Treatment Centers in the state that cover all vertically integrated sites (cultivation, processing, fulfillment/storage, and dispensing) and sites are approved under a function that falls under either cultivation, processing, fulfillment/storage, or dispensing. There is no limit on the number of dispensaries, fulfillment/storage warehouses, processing sites, or cultivation sites. However, there is a requirement to receive local zoning approval for each proposed dispensary.

For medical card holders, acceptable diagnoses include: cancer, epilepsy, glaucoma, HIV or AIDS, PTSD, ALS, Crohn’s disease, Parkinson’s disease, MS, medical conditions of the same kind or class as or comparable to those enumerated in the above, a terminal condition diagnosed by a physician other than the qualified physician issuing the physician certification, and chronic nonmalignant pain.

Illinois Operations

Illinois’ licensing body is the Illinois Department of Financial and Professional Regulation (retail) and Illinois Department of Agriculture (cultivation/processing). The main classes of licenses include retail, cultivation, craft growers, infusers, and transporters. For cultivation/processing, no more than three cultivation licenses are allowed per entity and for retail, no more than 10 locations per entity. As of September 30, 2022, there were 110 adult use operational dispensaries.

For medical card holders, acceptable diagnoses include: Alzheimer’s Disease, HIV or AIDS, ALS, Arnold-Chiari Malformation, cachexia/wasting syndrome, cancer, causalgia, chronic inflammatory demyelinating polyneuropathy, Crohn’s Disease, CRPS, dystonia, fibrous dysplasia, glaucoma, hepatitis C, hydrocephalus, hydromyelia, interstitial cystitis, intractable pain, lupus, MS, muscular dystrophy, myasthenia gravis, myoclonus, nail patella syndrome, neurofibromatosis, Parkinson’s Disease, PTSD, reflex sympathetic dystrophy, residual limb pain, rheumatoid arthritis, seizures disorders, severe fibromyalgia, Sjogren’s Syndrome, spinal cord disease, spinal cord injury, indication of intractable spasticity, spinocerebellar ataxia, syringomyelia, Tarlov cysts, Tourette Syndrome, traumatic brain injury, and patients with valid opioid prescriptions.

Maine Operations

Maine’s licensing body is the Office of Cannabis Policy. There currently is no limit on the number medical or adult use licenses, however, municipalities must opt-in for adult use and medical dispensary owners must be Maine residents. Medical licenses can be vertical (one license per dispensary, one license per entity) and must have local approval and relevant licensing (tobacco, food license). Additionally, adult use licenses are also unlimited and are as follows: retail, cultivation, manufacturing (one license grants one dispensary, cultivation or manufacturing facility). As of September 30, 2022, there were 107 adult use dispensaries in operation.

For medical use, qualified practitioners may issue a certificate for any condition/reason where in their professional opinion a qualifying patient is likely to receive therapeutic or palliative benefit from the medical use of marijuana to treat or alleviate the patient’s medical diagnosis. Medical patients may possess up to eight pounds of harvested marijuana.

Maryland Operations

Maryland’s licensing body is the Maryland Medical Cannabis Commission. The market is divided into the following types of licenses: dispensary, grower/cultivator, processor, independent testing laboratory, and ancillary business. Each issued license is associated with one facility. As of September 30, 2022, there were 102 operational dispensaries. A person may not have interest in or control of, including the power to manage or operate, more than one grower license, one processor license, and four dispensary licenses. Edibles are permitted under the condition that they are shelf stable. Topicals are also permitted.

For medical use, acceptable diagnoses include cachexia, anorexia, wasting syndrome, severe or chronic pain, severe nausea, seizures, severe or persistent muscle spasms, glaucoma, PTSD, or another chronic medical condition which is severe and for which other treatments have been ineffective. A clinical director is required to be available electronically for all dispensaries.

Massachusetts Operations

Massachusetts’ licensing body is the Cannabis Control Commission. The market is divided into the following types of licenses: retail, cultivation, production manufacturing, testing laboratory, transporter, research, and delivery. Each issued license is associated with one facility and as of September 30, 2022, there were 235 operational dispensaries. No person or entity having direct or indirect control shall be granted, or hold, more than three licenses in a particular class and is limited to 100,000 square feet of canopy which is distributed across no more than three cultivation licenses and three Medical Treatment Centers.

For medical use, acceptable diagnoses include cancer, glaucoma, positive status HIV, AIDS, hepatitis C, ALS, Crohn's disease, Parkinson's disease, and MS, when such diseases are debilitating, and other debilitating conditions as determined in writing by a Qualifying Patient's healthcare provider.

Michigan Operations

Michigan’s licensing body is the Cannabis Regulatory Agency. The market is divided into the following types of licenses: Grower Class A, Grower Class B, Grower Class C, processor, provisioning center (retail), Safety Compliance Facility, and secure transporter.

For medical use, acceptable diagnoses include: cancer, glaucoma, HIV Positive, AIDS, hepatitis C, ALS, Crohn’s Disease, Agitation of Alzheimer’s Disease, nail patella, PTSD, Obsessive Compulsive Disorder, arthritis, rheumatoid arthritis, spinal cord injury, colitis, inflammatory bowel disease, ulcerative colitis, Parkinson’s Disease, Tourette’s Disease, autism, chronic pain, cerebral palsy, a chronic or debilitating disease or medical condition or its treatment that produces one or more of the following: cachexia or wasting syndrome; severe and chronic pain; severe nausea; seizures (including but not limited to those characteristic of epilepsy); or severe and persistent muscle spasms (including but not limited to those characteristic of MS).

Missouri Operations

Missouri’s licensing body is the Missouri Department of Health and Senior Services. The market is divided into the following types of licenses: cultivation, infused products manufacturing facility, dispensary facility, transportation facility, and testing facility. As of September 30, 2022, there were 192 operational dispensaries. There are no vertical integration requirements in Missouri and one license allows one facility. Facilities may not be owned, in whole or in part, or have as an officer, director, board member, or manager, any individual with a disqualifying felony offense. Facilities must be majority owned (>50%) by natural persons who have been residents of Missouri for at least one year. No more than three cultivation, no more than three manufacturing, and no more than five dispensary licenses shall be issued to any entity under substantially common control, ownership, or management.

For medical card holders, acceptable diagnoses/qualifying medical conditions include: cancer; epilepsy; glaucoma; intractable migraines unresponsive to other treatment; a chronic medical condition that causes severe, persistent pain or persistent muscle spasms, including, but not limited to, those associated with MS, seizures, Parkinson’s disease, and Tourette’s syndrome; debilitating psychiatric disorders, including, but not limited to, PTSD, if diagnosed by a state licensed psychiatrist; HIV or AIDS; a chronic medical condition that is normally treated with a prescription medication that could lead to physical or psychological dependence, when a physician determines that medical use of cannabis could be effective in treating that condition and would serve as a safer alternative to the prescription medication; any terminal illness; or in the professional judgment of a physician, any other chronic, debilitating or other medical condition, including, but not limited to, hepatitis C, ALS, inflammatory bowel disease, Crohn’s disease, Huntington’s disease, autism, neuropathies, sickle cell anemia, agitation of Alzheimer’s disease, cachexia, and wasting syndrome.

Nevada Operations

Nevada’s licensing body is the Cannabis Compliance Board (“CCB”). The market is divided into the following types of licenses: cultivation, production, distribution, dispensary/retail, and testing laboratory and a newly available consumption lounge license. There is no specific limit on licenses for Nevada and as of September 30, 2022, there were 99 operational retail dispensaries. Licenses are only granted during licensing rounds and licensing rounds are not regularly scheduled but held as needed, per jurisdiction.

The licensing round for consumption lounge licenses was held from October 14, 2022 through October 27, 2022. Once granted, a license cannot be moved outside of that local jurisdiction. There are currently no active licensing rounds or planned rounds. Additionally, there is no set limit on size/structure; each facility is individually assessed and approved by the CCB and the applicable local jurisdiction. The Company submitted the initial Consumption Lounge licensing application and is awaiting notification of whether the Company has been awarded a prospective license. If awarded a prospective license the Company will have 120 days to complete additional documentation required to proceed to the suitability portion of the application process. There are a total of 40 Retail-Attached licenses possible. 20 Retail-Attached applications were received by the CCB. There are another 20 Independent licenses possible, of which 10 are designated for Social Equity applicants.

Location limits per Nevada Revised Statutes (“NRS”) are as follows: The physical address where the proposed medical cannabis establishment will be located and the physical address of any co-owned additional or otherwise associated medical cannabis establishments, the locations of which may not be within 1,000 feet of a public or private school that provides formal education traditionally associated with preschool or kindergarten through grade 12 and that existed on the date on which the application for the proposed medical cannabis establishment was submitted to the CCB, within 300 feet of a community facility that existed on the date on which the application for the proposed medical cannabis establishment was submitted to the CCB or, if the proposed medical cannabis establishment will be located in a county whose population is 100,000 or more, within 1,500 feet of an establishment that holds a nonrestricted gaming license. CCB approval is required for all actions including transfers of interest, ownership, and management service agreements. Each issued license is associated with one facility.

For medical use, acceptable diagnoses include: AIDS; an anxiety disorder; an autism spectrum disorder; an autoimmune disease; anorexia nervosa; cancer; dependence upon or addiction to opioids; glaucoma; cachexia; muscle spasms, including, without limitation, spasms caused by MS; seizures, including, without limitation, seizures caused by epilepsy; nausea; or severe or chronic pain; a medical condition related to the HIV; and a neuropathic condition, whether or not such condition causes seizures.

New Jersey Operations

New Jersey’s licensing body is the New Jersey Cannabis Regulatory Commission. As of September 30, 2022, the market consisted of cultivation, manufacturing, retail, and delivery licenses. Cultivation facilities have a 150,000 square foot limit on canopy size and one license grants access to one facility. As of September 30, 2022, there were 23 operational medical dispensaries. Adult use sales began on April 21, 2022. Edibles are currently allowed but exclude baked goods.

For medical use, acceptable diagnoses include: ALS, anxiety, cancer, chronic pain, dysmenorrhea, glaucoma, inflammatory bowel disease, including Crohn’s disease, intractable skeletal muscular spasticity, migraines, MS, muscular dystrophy, opioid use disorder, positive status for HIV and AIDS, PTSD, seizure disorder, including epilepsy, terminal illness with prognosis of less than 12 months to live, or Tourette’s Syndrome.

New York Operations

New York’s licensing body is the Office of Cannabis Management (“OCM”). The market is divided into the following types of medical licenses: cultivation, manufacturing, processing, wholesale, distribution, and retail and the state is vertically integrated. Each licensed grants access to one facility and locations must be approved by the OCM. As of September 30, 2022, there were 38 operational dispensaries.

For medical use, in the future the program will allow the certification of a patient by a practitioner for any condition that the practitioner believes can be treated with medical cannabis. This practitioner discretion in certifying patients was granted with the passage of the Marijuana Regulation and Taxation Act (“MRTA”), which was enacted in March 2021. The MRTA shifted the medical program from the Department of Health to the OCM and expanded the Medical Cannabis Program.

North Dakota Operations

The licensing body is the North Dakota Department of Health, Medical Marijuana Division (NDDOH). The market is divided into two classes of licenses: manufacturing facility and dispensary. Each license grants the licensee the ability to have one dispensary or manufacturing facility.

The activities of a manufacturing facility are limited to producing and processing and to related activities, including acquiring, possessing, storing, transferring, and transporting marijuana and usable marijuana (other than edibles), for the sole purpose of selling usable marijuana to a dispensary. The activities of a dispensary are limited to purchasing usable marijuana from a manufacturing facility, and related activities, including storing, delivering, transferring, and transporting usable marijuana, for the sole purpose of dispensing usable marijuana to a registered qualifying patient/designated caregiver.

For medical card holders, acceptable diagnoses include cancer; positive status for HIV; AIDS; decompensated cirrhosis caused by hepatitis C; ALS; PTSD; agitation of Alzheimer's disease or related dementia; Crohn's disease; fibromyalgia; spinal stenosis or chronic back pain, including neuropathy or damage to the nervous tissue of the spinal cord with objective neurological indication of intractable spasticity; glaucoma; epilepsy; anorexia nervosa; bulimia nervosa; anxiety disorder; Tourette’s syndrome; Ehlers-Danlos syndrome; endometriosis; interstitial cystitis; neuropathy; migraine; rheumatoid arthritis; autism spectrum disorder; a brain injury; a terminal illness; or a chronic or debilitating disease or medical condition or treatment for such disease or medical condition that produces one or more of the following: cachexia or wasting syndrome; severe debilitating pain that has not responded to previously prescribed medication or surgical measures for more than three months or for which other treatment options produced serious side effects; intractable nausea; Seizures; or severe and persistent muscle spasms, including those characteristic of MS.

Ohio Operations

Ohio’s licensing bodies are the Department of Commerce (grow/processing) and the Board of Pharmacy (dispensary). The market is divided into the following types of licenses: cultivator (Level I and Level II), processor, dispensary, and testing. Each license grants access to one facility and as of September 30, 2022, there were 58 operational dispensaries.

For medical card holders, acceptable diagnoses include AIDS, Alzheimer’s disease, ALS, cachexia, cancer, chronic traumatic encephalopathy, Crohn’s disease, epilepsy or another seizure disorder, fibromyalgia, glaucoma, hepatitis C, Huntington’s disease, inflammatory bowel disease, MS, pain that is either chronic and severe or intractable, Parkinson’s disease, positive status for HIV, PTSD, sickle cell anemia, spasticity, spinal cord disease or injury, terminal illness, Tourette’s syndrome, traumatic brain injury, or ulcerative colitis.

Oklahoma Operations

As of September 30, 2022, the Company’s cannabis operations in Oklahoma have been divested.

Oregon Operations

Oregon’s recreational licensing body is the Oregon Liquor and Cannabis Commission and medical licensure is overseen by the Oregon Health Authority (“OHA”). Neither licensing body has set a limit on the number of licenses able to be issued. Recreational license classes include producer, processor, wholesale, laboratory, retail, and research certificate, while medical licenses are issued for growers, processors, dispensaries, physicians, and laboratories.

Nearly 90% of licensed medical growers in Oregon grow for only one patient, and there are a total of two medical dispensaries in the state. No medical processor in the state has applied for a new license or renewed an existing license since 2018.

For medical card holders, acceptable diagnoses include cancer, glaucoma, a degenerative or pervasive neurological condition, HIV/AIDS, PTSD, a medical condition or treatment for a medical condition that produces one or more of the following: cachexia (a weight-loss disease that can be caused by HIV or cancer), severe pain, severe nausea, seizures, including but not limited to seizures caused by epilepsy, and persistent muscle spasm, including but not limited to spasms caused by MS.

Though organizations may hold licenses to produce products for both the recreational and medical markets, medical and recreational products may not be sold out of the same retail location. Possession and daily sale limits, as well as maximum allowable cannabinoid concentrations by product, are higher for medical patients than recreational consumers.

The Oregon Health Authority has recently proposed an amendment to state marijuana and hemp testing and laboratory accreditation standards that, if passed, will have a significant impact on compliance testing for cannabis products.

Pennsylvania Operations

Pennsylvania’s licensing body is the Pennsylvania Department of Health. The market is divided into the following types of licenses: grower processor, dispensary, and clinical registrants. A grower processor license allows for three dispensaries permits, dispensary licenses allow three locations, and a clinical registrant allows six dispensary licenses. A pharmacist is required to be available for all dispensaries and as of September 30, 2022, there were 168 operational dispensaries.

For medical card holders, acceptable diagnoses include ALS; anxiety disorders; autism; cancer, including remission therapy; Crohn's disease; damage to the nervous tissue of the central nervous system (brain-spinal cord) with objective neurological indication of intractable spasticity, and other associated neuropathies; dyskinetic and spastic movement disorders; epilepsy; glaucoma; HIV or AIDS; Huntington's disease; inflammatory bowel disease; intractable seizures; MS; neurodegenerative diseases; neuropathies; opioid use disorder for which conventional therapeutic interventions are contraindicated or ineffective, or for which adjunctive therapy is indicated in combination with primary therapeutic interventions; Parkinson's disease; PTSD; severe chronic or intractable pain of neuropathic origin or severe chronic or intractable pain; sickle cell anemia; Terminal illness; and Tourette’s syndrome.

Utah Operations

Utah’s medical only market is overseen by two cannabis regulatory bodies: the Utah Department of Health and Human Services oversees retail and home delivery functions, while the Utah Department of Agriculture oversees cultivation and processing. There are currently no new licenses available, although Changes of Ownership (not sale of license) is permitted. There is no requirement for vertical integration, although in the most recent request for proposal for a new pharmacy license, companies with vertical cultivation and processing were given priority. License classes include pharmacy (retail), cultivation, processing and home delivery. A pharmacist must review all orders before release at point of sale.

For medical card holders, acceptable diagnoses include HIV or AIDS; Alzheimer’s disease; ALS; cancer; cachexia; persistent nausea that is not significantly responsive to traditional treatment, except for nausea related to: pregnancy, cannabis-induced cyclical vomiting syndrome, cannabinoid hyperemesis syndrome; Crohn’s disease or ulcerative colitis; epilepsy or debilitating seizures; MS or persistent and debilitating muscle spasms; PTSD that is being treated and monitored by a licensed health therapist, and that has been diagnosed by a healthcare provider by the Veterans Administration and documented in the patient’s record or has been diagnosed or confirmed by evaluation from a psychiatrist, masters prepared psychologist, a masters prepared licensed clinical social worker, or a psychiatric advanced practice registered nurse; autism; a terminal illness when the patient’s life expectancy is less than six months; a condition resulting in the individual receiving hospice care;· a rare condition or disease that affects less than 200,000 individuals in the U.S., as defined in federal law, and that is not adequately managed despite treatment attempts using conventional medications (other than opioids or opiates) or physical interventions; or pain lasting longer than two weeks that is not adequately managed, in the qualified medical provider’s opinion, despite treatment attempts using conventional medications other than opioids or opiates or physical interventions.

Vermont Operations

Vermont’s licensing body is the Cannabis Control Board and the state requires companies to be vertically integrated. In the upcoming adult use program, licenses will include cultivation, products manufacturing, wholesale, retail, and testing labs. The adult use program will offer vertical integration if such licensees are of the current vertically integrated medical dispensaries. The first recreational dispensaries in Vermont opened in October 2022.

For medical card holders, acceptable diagnoses include cancer, MS, HIV or AIDS, glaucoma, Crohn’s disease, Parkinson’s disease, PTSD (requires the Mental Health Care Provider Form), and a medical condition that produces one or more of the following symptoms may also qualify: wasting syndrome, chronic pain, severe nausea, or seizures.

Under the upcoming adult use legislation, plants may be designated as adult use or medical at time of harvesting. License applications for current vertically integrated dispensaries, small cultivators, and testing labs to participate in the adult use program began May 1, 2022. The proposed rules have largely been finalized.

As of September 30, 2022, the Company’s operations in Vermont were designated as held-for-sale.

Components of Our Results of Operations

Revenue

Retail and Wholesale Revenue

The Company derives its domestic retail and wholesale revenue in U.S. states in which it is licensed to cultivate, process, distribute, and sell cannabis and hemp. The Company sells directly to customers at its retail stores and sells wholesale to third-party dispensaries or processors.

Internationally, the Company also derives retail cannabis revenues in the U.K., where it holds a pharmacy license which enables it to fulfil cannabis prescriptions directly to the patient through its online pharmacy. In Germany, the Company supplies cannabis on a wholesale basis to pharmacies and to other distributors. All products that are supplied to Israel and Italy are sold to wholesalers who imports the Company’s products. Non-cannabis revenues are all derived from wholesale operations in Spain, the U.K., Switzerland, and Germany.

Management Fee Income

Management fee income represents revenue related to management services agreements pursuant to which the Company provides professional services, including cultivation, processing and retail know-how, back-office administration, intellectual property licensing, real estate leasing services, and lending facilities to medical and adult-use cannabis licensees. The Company recognizes revenue from these consulting services on a straight-line basis over the term of third-party consulting agreements as services are provided. This revenue has declined significantly due to ceasing to provide management services for several entities, often as a result of acquiring such entities.

Cost of Goods Sold

Cost of goods sold are derived from costs related to the cultivation and production of cannabis and from wholesale purchases made from other licensed producers operating within U.S. state markets in which the Company operates. Cost of goods sold includes the costs directly attributable to the production of inventory and includes amounts incurred in the cultivation and manufacture of finished goods, such as flower, concentrates, and edibles. Direct and indirect costs include but are not limited to material, labor, supplies, depreciation expense on production equipment, utilities, and facilities costs associated with cultivation.

Change in Fair Value of Biological Assets

Biological assets are considered plants that are actively growing. In accordance with IAS 41 – Agriculture (“IAS 41”), biological assets are recorded at fair value less costs to sell. At the time of harvest, the accumulated costs are transferred to inventory. The amount transferred becomes the carrying value of the inventory on a go-forward basis. When the inventory is sold, the fair value is relieved from inventory and the amount is expensed to the cost of goods sold. The cost of goods sold also includes the product cost and costs related to products acquired from other suppliers.

Gross Profit

Gross profit is revenue less cost of goods sold after net impact on fair value of biological assets. The Company does not utilize all available capacity as the Company has built operations ahead of current capacity needs with the expectation that the Company will continue to grow and in preparation of market expansion due to the introduction of adult-use in certain U.S. states as well as market growth. The Company expects gross profit to increase over the foreseeable future as it continues to invest in its current operations.

Operating Expenses

Domestically, salaries and benefits include non-cost-of-goods sold labor for each retail location and corporate labor expenses. The Company expects salaries and benefits to increase proportionally with store openings in the foreseeable future, but these expenses are expected to level off as operations are scaled in each market. In European operations, salaries and benefits include non-cost-of-goods sold labor for each European market and corporate labor expenses.

Domestically, sales and marketing expenses consist of selling costs to support the Company’s retail stores, including branding and marketing expenses and product development expenses. The Company expects selling costs to increase proportionally with each retail store opening. In Europe, sales and marketing expenses consist of marketing expenses to support patient and doctor awareness of Curaleaf International medical cannabis products and are focused in two key markets, U.K. and Germany. The Company expects selling costs to increase as more markets come on stream and patient numbers increase in existing markets.

Professional fees consist of accounting, legal, and acquisition related expenses. The Company expects these fees to fluctuate as expansion continues and subsequent acquisitions occur.

Other general and administrative expenses consist of travel, general office supplies and monthly services, facilities and occupancy, insurance, director fees, and new business development expenses.

Other Income (Expense), net

Interest income

The Company has notes receivable with various parties that earn interest income.

Interest expense

Interest expense consists of interest on outstanding borrowings under various promissory note agreements as well as amortization of debt discounts and deferred financing costs.

Other income (expense), net

Other income consists of interest expenses related to lease liabilities, gains and losses related to investments, gains and losses on the disposal of assets and liabilities, gains and losses on the extinguishment of debt, and impairment losses. In international operations, other income primarily consists of gains and losses incurred in the mark-to-market revaluation of marketable securities held by the Company.

Income taxes

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and foreign jurisdictions, where applicable.

Domestically, as the Company operates in the state-legal cannabis industry, the Company is subject to Section 280E of the Internal Revenue Code (“Section 280E”), which prohibits businesses engaged in the trafficking of controlled substances (within the meaning of Schedule I and II of the CSA, as defined herein) from deducting normal business expenses associated with the sale of cannabis, such as payroll and rent, from gross income (revenue less cost of goods sold). Section 280E, therefore, has a significant impact on the retail side of cannabis, but a lesser impact on cultivation and manufacturing operations. Section 280E was originally intended to penalize criminal market operators, but because cannabis remains a Schedule I controlled substance for U.S. federal purposes, the Internal Revenue Service (“IRS”) has subsequently applied Section 280E to state-legal cannabis businesses. The effective tax rate on cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues. In the U.S. states that the Company operates in that align their tax codes with Section 280E, it is also unable to deduct normal business expenses for state tax purposes. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable and a higher effective tax rate than most industries.

SELECTED FINANCIAL INFORMATION

The Company reports results of operations of its subsidiaries from the date that control commences. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and is exposed to the variable returns from its activities. The following selected financial information includes only the results of operations after the Company established control of its subsidiaries. Accordingly, the information included below may not be representative of the results of operations if such subsidiaries had included their results of operations for the entire reporting period.

The following table sets forth selected financial information for the periods indicated that was derived from the Company’s condensed interim consolidated financial statements and the respective accompanying notes prepared in accordance with IFRS. The Company has made an immaterial restatement to the initial purchase accounting for the Select acquisition for the three and nine month periods ended September 30, 2021; refer to the heading “Restatement” below for more information.

The selected consolidated financial information set out below may not be indicative of the Company’s future performance:

	Three months ended			Variance
	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022 vs. June 30, 2022		September 30, 2022 vs. September 30, 2021
	(As Restated)	(As Restated)	(As Restated)	$	%	$	%
Revenue	$339,726	$333,754	$315,700	$5,972	2%	$24,026	8%
Cost of goods sold	176,805	154,512	171,579	22,293	14%	5,226	3%
Gross profit before impact of biological assets	162,921	179,242	144,121	(16,321)	(9)%	18,800	13%
Net change in fair value of biological assets	(11,806)	(7,888)	37,825	(3,918)	(50)%	(49,631)	(131)%
Gross profit	151,115	171,354	181,946	(20,239)	(12)%	(30,831)	(17)%
Operating expenses	141,577	144,632	140,353	(3,055)	(2)%	1,224	1%
Other expense, net	(24,340)	(6,517)	(38,955)	(17,823)	(273)%	14,615	38%
Income tax expense	(41,777)	(45,066)	(60,313)	3,289	7%	18,536	31%
Net loss	(56,579)	(24,861)	(57,675)	(31,718)	(128)%	1,096	2%
Loss per share attributable to Curaleaf Holdings, Inc. - basic and diluted	$(0.08)	$(0.04)	$(0.08)	$(0.04)	(100)%	$—	-%

	Nine months ended		Variance
	September 30, 2022	September 30, 2021	September 30, 2022 vs. September 30, 2021
	(As Restated)	(As Restated)	$	%
Revenue	$983,850	$887,313	$96,537	11%
Cost of goods sold	479,605	460,399	19,206	4%
Gross profit before impact of biological assets	504,245	426,914	77,331	18%
Net change in fair value of biological assets	4,480	79,429	(74,949)	(94)%
Gross profit	508,725	506,343	2,382	0%
Operating expenses	421,521	375,285	46,236	12%
Other expense, net	(53,204)	(78,189)	24,985	32%
Income tax expense	(129,985)	(133,645)	3,660	3%
Net loss	(95,985)	(80,776)	(15,209)	(19)%
Loss per share attributable to Curaleaf Holdings, Inc. - basic and diluted	$(0.13)	$(0.11)	$(0.02)	(18)%

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
	(As Restated)	(As Restated)	(As Restated)
Total assets	$3,546,410	$3,252,835	$3,173,118
Notes payable	597,182	434,123	340,251
Long-term lease liabilities	400,397	298,281	291,330

KEY QUARTERLY DEVELOPMENTS DURING THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

•	During the quarter ended September 30, 2022, the Company added a net of 2 new stores, closing the quarter with 137 retail locations, and serviced over 2,000 wholesale partner accounts.

•	On September 19, 2022, Curaleaf International completed its acquisition of a 55% stake in Four20 Pharma GmbH (“Four20”), a leading German distributor and manufacturer of medical cannabis.

•	On September 1, 2022, the Company completed its acquisition of Pueblo West Organics, LLC (“PWO”). PWO operates in Pueblo West, CO (i) a 75,960 square foot indoor licensed marijuana cultivation facility and processing facility; (ii) a 12,000 square foot licensed marijuana dispensary and cultivation facility; and (iii) a 2.1-acre licensed outdoor cultivation facility.

•	In July and August of 2022, the Company hired Ed Kremer as Chief Financial Officer, Mitch Hara as Chief Strategy Officer and Camilo Lyon as Chief Investment Officer.

•	On July 25, 2022, the Company announced the launch of Plant Precision, a curated collection of edibles and topical gel designed to target specific wellness categories, offering low, customizable doses of THC and high doses of non-psychoactive therapeutic minor cannabinoids like CBD, CBG, CBN and THCV, and a quickly absorbent THC topical gel.

•	On July 13, 2022, the Company announced that its Select brand had launched “The Farmer’s Select” program, an ongoing series of limited-edition collaborations with licensed legacy farmers and diverse operators in California.

RESULTS OF OPERATIONS (As Restated)

The following tables summarize our results of operations for the three and nine months ended September 30, 2022 and 2021 as well as those for the three months ended June 30, 2022. The Company has made an immaterial restatement to the initial purchase accounting for the Select acquisition. Adjustments have been made to all of the comparative period financial statements presented herein. Refer to the heading “Restatement” below for more information.

				Variance
	Three months ended			September 30, 2022 vs. June 30, 2022		September 30, 2022 vs. September 30, 2021
	September 30, 2022	June 30, 2022	September 30, 2021	$	%	$	%
	(As Restated)	(As Restated)	(As Restated)
Retail revenue	$259,652	$251,920	$224,543	$7,732	3%	$35,109	16%
Wholesale revenue	78,901	80,604	90,616	(1,703)	(2)%	(11,715)	(13)%
Management fee income	1,173	1,230	541	(57)	(5)%	632	117%
Total revenues	339,726	333,754	315,700	5,972	2%	24,026	8%
Cost of goods sold	176,805	154,512	171,579	22,293	14%	5,226	3%
Gross profit before impact of biological assets	162,921	179,242	144,121	(16,321)	(9)%	18,800	13%
Realized fair value amounts included in inventory sold	(120,731)	(123,413)	(112,691)	2,682	2%	(8,040)	(7)%
Unrealized fair value gain on growth of biological assets	108,925	115,525	150,516	(6,600)	(6)%	(41,591)	(28)%
Gross profit	$151,115	$171,354	$181,946	$(20,239)	(12)%	$(30,831)	(17)%
Gross margin	44%	51%	58%	(7)%		(13)%

			Variance
	Nine months ended September 30,		September 30, 2022 vs. September 30, 2021
	2022 (As Restated)	2021 (As Restated)	$	%
Retail revenue	$737,709	$634,367	$103,342	16%
Wholesale revenue	242,485	251,257	(8,772)	(3)%
Management fee income	3,656	1,689	1,967	116%
Total revenues	983,850	887,313	96,537	11%
Cost of goods sold	479,605	460,399	19,206	4%
Gross profit before impact of biological assets	504,245	426,914	77,331	18%
Realized fair value amounts included in inventory sold	(349,322)	(263,408)	(85,914)	(33)%
Unrealized fair value gain on growth of biological assets	353,802	342,837	10,965	3%
Gross profit	$508,725	$506,343	$2,382	0%
Gross margin	52%	57%	(5)%

Comparison of the three and nine months ended September 30, 2022 and 2021

Revenue

Revenue for the three months ended September 30, 2022 was $339.7 million, an increase of $24.0 million or 8% compared to revenue of $315.7 million in the prior year comparable period while revenue for the nine months ended September 30, 2022 was $983.9 million, an increase of $96.6 million or 11%, compared to revenue of $887.3 million in the prior year comparable period. These increases were primarily attributable to organic and acquisitional growth that has occurred since the prior year comparable periods, including the acquisition of Bloom Dispensaries (“Bloom”), the opening of several new dispensaries in the U.S., as well as the commencement of adult use sales in New Jersey.

Cost of Goods Sold & Change in Fair Value of Biological Assets

Cost of goods sold, excluding any adjustments to the fair value of biological assets, for the three months ended September 30, 2022 was $176.8 million, an increase of $5.2 million or 3% compared to cost of goods sold of $171.6 million in the prior year comparable period, while cost of goods sold, excluding any adjustments to the fair value of biological assets, for the nine months ended September 30, 2022 was $479.6 million, an increase of $19.2 million or 4% compared to cost of goods sold of $460.4 million in the prior year comparable period. These increases in cost of goods sold were primarily associated with the increase in revenue as described above.

Biological asset transformation for the three months ended September 30, 2022 was a decrease to gross profit of $11.8 million, a reduction of $49.6 million, or 131%, compared to an increase to gross profit of $37.8 million in the prior year comparable period. The decrease was caused by a reduction in the expected yield, when compared to the immediate prior period, which is the basis of the transformation adjustment, as well as in the fair value applied to the expected yield in some markets, while the prior period transformation was a result of an increase in the expected yield over its immediate prior period.

Biological asset transformation for the nine months ended September 30, 2022 was $4.5 million, a decrease of $74.9 million or 94% compared to $79.4 million in the prior year comparable period. The decrease was primarily attributable to the same expected yield and fair value factors as described above for the three month period.

Gross Profit

Gross profit for the three months ended September 30, 2022 was $151.1 million, or 44% of revenue, compared to $181.9 million or 58% of revenue, in the prior year comparable period. The changes in gross profit are directly attributable to the changes in the biological asset transformation described above.

Gross profit for the nine months ended September 30, 2022 was $508.8 million, or 52% of revenue, compared to $506.3 million or 57% of revenue, in the prior year comparable period. The changes in gross profit are primarily attributable to the changes in biological asset transformation described above.

Comparison of the three months ended September 30, 2022 to the three months ended June 30, 2022

Revenue

Revenue was $339.7 million for the three months ended September 30, 2022 compared to $333.8 million in the prior quarter, which represents an increase of $6.0 million or 2%, as a result of a 3% increase in retail revenue, offset slightly by a 2% decrease in wholesale revenue attributable to the Company’s continued reationalization of our wholesale business in lower margin states.

Cost of Goods Sold & Change in Fair Value of Biological Assets

Cost of goods sold, excluding any adjustments to the fair value of biological assets, for the three months ended September 30, 2022 was $176.8 million, an increase of $22.3 million or 14% compared to cost of goods sold of $154.5 million in the prior quarter. The increase in cost of goods sold was primarily attributable to higher retail discounts, wholesale discounts in our investment markets as the Company works to clear through inventory, and additional reserves related to inventory rationalization.

Biological asset transformation for the three months ended September 30, 2022 was a decrease of $11.8 million to gross profit, a reduction of $3.9 million or 50% compared to a decrease of $7.9 million to gross profit in the prior quarter. The decrease was primarily attributable to a lower expected yield, as well as a reduction in the fair value rate applied to the expected yield in certain markets, which resulted in a lower benefit from the unrealized fair value gain on growth of biological assets.

Gross Profit

Gross profit for the three months ended September 30, 2022 was $151.1 million, or 44% of revenue, compared to $171.4 million, or 51% of revenue in the prior quarter. The changes in gross profit are directly attributable to the changes in revenue and cost of goods sold, including the change in biological asset transformation, described above.

Total Operating Expenses

	Three months ended			Variance
	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022 vs. June 30, 2022		September 30, 2022 vs. September 30, 2021
			(As Restated)	$	%	$	%
Salaries and benefits	$56,267	$58,631	$51,332	$(2,364)	(4)%	$4,935	10%
Sales and marketing	10,781	10,831	10,977	(50)	(0)%	(196)	(2)%
Rent and occupancy	7,856	7,288	6,556	568	8%	1,300	20%
Travel	3,194	3,078	2,634	116	4%	560	21%
Professional fees	5,731	8,774	12,460	(3,043)	(35)%	(6,729)	(54)%
Office supplies and services	6,836	6,816	7,014	20	0%	(178)	(3)%
Other	13,266	12,098	10,827	1,168	10%	2,439	23%
Total selling, general, and administrative	103,931	107,516	101,800	(3,585)	(3)%	2,131	2%
Depreciation and amortization	31,294	31,077	25,373	217	1%	5,921	23%
Share-based compensation	6,352	6,039	13,180	313	5%	(6,828)	(52)%
Total operating expenses	$141,577	$144,632	$140,353	$(3,055)	(2)%	$1,224	1%

	Nine months ended		Variance
	September 30, 2022	September 30, 2021	September 30, 2022 vs. September 30, 2021
		(As Restated)	$	%
Salaries and benefits	$170,846	$139,665	$31,181	22%
Sales and marketing	31,038	31,603	(565)	(2)%
Rent and occupancy	22,071	20,357	1,714	8%
Travel	8,251	5,261	2,990	57%
Professional fees	23,968	26,980	(3,012)	(11)%
Office supplies and services	19,596	21,624	(2,028)	(9)%
Other	35,437	24,359	11,078	45%
Total selling, general, and administrative	311,207	269,849	41,358	15%
Depreciation and amortization	92,830	68,979	23,851	35%
Share-based compensation	17,484	36,457	(18,973)	(52)%
Total operating expenses	$421,521	$375,285	$46,236	12%

Comparison of the three and nine months ended September 30, 2022 and 2021

Total operating expenses for the three months ended September 30, 2022 were $141.6 million, an increase of $1.2 million or 1%, compared to $140.4 million for the prior year comparable period. Total operating expenses represented 42% of total revenue in the three months ended September 30, 2022 compared to 44% in the prior year comparable period. Total operating expenses for the nine months ended September 30, 2022 were $421.5 million, an increase of $46.2 million or 12%, compared to $375.3 million for the prior year comparable period. Total operating expenses represented 43% of total revenue in the nine months ended September 30, 2022, compared to 42% in the prior year comparable period. The increases in total operating expenses for both periods were primarily driven by higher salaries and benefits as a result of higher headcount due to the Company’s expansion in the number of retail dispensaries from 109 at September 30, 2021 to 137 at September 30, 2022 along with an increases in depreciation and amortization expense reflective of the operational and acquisitional asset growth, partially offset by a decrease in share-based compensation period over period.

Comparison of the three months ended September 30, 2022 to the three months ended June 30, 2022

Total operating expenses for the three months ended September 30, 2022 were $141.6 million, a decrease of $3.1 million or 2%, compared to $144.6 million in the prior quarter. Operating expenses represented 42% of total revenue in the three months ended September 30, 2022 and 43% in the three months ended June 30, 2022. The decrease in total operating expenses was primarily due to decreased professional fees, offset by the Company’s investments in technology infrastructure.

Total Other Income (Expense), net

				Variance
	Three months ended			September 30, 2022 vs. June 30, 2022		September 30, 2022 vs. September 30, 2021
	September 30, 2022	June 30, 2022	September 30, 2021	$	%	$	%
Interest income	$32	$10	$129	$22	220%	$(97)	(75)%
Interest expense	(15,449)	(15,105)	(15,659)	(344)	(2)%	210	1%
Interest expense related to lease liabilities	(11,139)	(10,004)	(9,524)	(1,135)	(11)%	(1,615)	(17)%
Other income (expense), net	2,216	18,582	(13,901)	(16,366)	(88)%	16,117	116%
Total other expense, net	$(24,340)	$(6,517)	$(38,955)	$(17,823)	(273)%	$14,615	38%

			Variance
	Nine months ended		September 30, 2022 vs. September 30, 2021
	September 30, 2022	September 30, 2021	$	%
Interest income	$101	$495	$(394)	(80)%
Interest expense	(44,454)	(40,079)	(4,375)	(11)%
Interest expense related to lease liabilities	(31,092)	(27,423)	(3,669)	(13)%
Other income (expense), net	22,241	(11,182)	33,423	299%
Total other expense, net	$(53,204)	$(78,189)	$24,985	32%

Comparison of the three and nine months ended September 30, 2022 and 2021

Total other expense, net for the three months ended September 30, 2022 was $24.3 million, a decrease of $14.6 million, or 38%, compared to $39.0 million in the prior year comparable period. Total other expense, net for the nine months ended September 30, 2022 was $53.2 million, a decrease of $25.0 million, or 32%, compared to $78.2 million, for the prior year comparable period. The decrease in total other expense, net is primarily related to an increase in gain on investments in the current year period. In the current year period, the Company recognized a $10 million gain related to the recognition of a deposit received from Parallel Illinois, LLC that is no longer refundable as well as a $5.5 million gain related to contingent consideration recognized during the acquisition of EMMAC that was deemed to be no longer payable, while in the prior year comparable period the Company recognized losses on the disposal of assets and a $5.7 million impairment on an intangible asset.

Provision for Income Taxes

The Company recorded an income tax expense of $41.8 million for the three months ended September 30, 2022, a decrease of $18.5 million, or 31%, compared to an income tax expense of $60.3 million for the prior year comparable period. The Company recorded an income tax expense of $130.0 million for the nine months ended September 30, 2022, a decrease of $3.7 million or 3% compared to an income tax expense of $133.6 million for the prior year comparable period. The decrease in income tax expense for the prior year comparable three month period was primarily due to discrete items recorded in the third quarter of 2021 and a decrease in gross profit of certain of the Company’s subsidiaries that are subject to the restrictions of Section 280E. The decrease in income tax expense for the prior year comparable nine month period was primarily due to a decrease in gross profit of certain of the Company’s subsidiaries that are subject to the restrictions of Section 280E.

Net Loss

Net loss for the three months ended September 30, 2022 was $56.6 million, a decrease in net loss of $1.1 million, or 2%, compared to a net loss of $57.7 million for the prior year comparable period. The decrease in net loss is due to the change in transformation of biological assets offset by increased revenue, decreased income tax expense, and the increase in gain on investment in the current period.

Net loss for the nine months ended September 30, 2022 was $96.0 million, an increase in net loss of $15.2 million, or 19%, compared to a net loss of $80.8 million for the prior year comparable period. The increase in net loss was primarily due to an unfavorable net change in fair value of biological assets, coupled with increases in operating expenses and cost of goods sold, which were partially offset by higher revenues, as described above.

Comparison of the three months ended September 30, 2022 to the three months ended June 30, 2022

Total other expense, net for the three months ended September 30, 2022 was $24.3 million, an increase of $17.8 million, or 273%, compared to $6.5 million in the prior quarter. The increase in total other expense, net is primarily due to a decrease in gains recognized during the period, as in the prior quarter the Company recognized $15.5 million in gain on investments as described abovem, while in the current period the Company recognized a $2.4 million gain on change in control related to the consolidation of Broad Horizon Holdings, LLC.

Provision for Income Taxes

The Company recorded an income tax expense of $41.8 million for the three months ended September 30, 2022, a decrease of $3.3 million or 7% compared to an income tax expense of $45.1 million in the prior quarter. The decrease in income tax expense was primarily due to a decrease in gross profits of certain of the Company’s subsidiaries that are subject to the restrictions of Section 280E.

Net Loss

Net loss for the three months ended September 30, 2022 was $56.6 million, an increase in net loss of $31.7 million, or 128%, compared to a net loss of $24.9 million in the prior quarter. The increase in net loss was primarily due to higher other expense, net as well as the increase in cost of goods sold and the unfavorable net change in fair value of biological assets, as described above.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

The Company’s primary need for liquidity is to fund working capital requirements of the business, capital expenditures, acquisitions, debt service, and for general corporate purposes. To date the Company’s primary source of liquidity has been from funds generated by financing activities, including the private placement completed in connection with the Company’s Business Combination, the private placement of SVS completed in July 2020, the overnight marketed public offering of SVS completed in January 2021, and the private placement of $475 million aggregate principal amount of senior secured notes completed in December 2021. The Company’s ability to fund its operations, to make planned capital expenditures, to complete planned acquisitions, to make scheduled debt and lease payments, and to repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to, among other factors, prevailing economic conditions and financial, business, and other factors, some of which are beyond the Company’s control. See the “Financial Instruments and Financial Risk Management” and “Risk Factors” sections of the Company’s Annual MD&A.

As of September 30, 2022, the Company had $197.7 million of cash and cash equivalents and working capital (current assets minus current liabilities) of $483.9 million, compared to $299.3 million of cash and cash equivalents and $627.2 million of working capital as of December 31, 2021. The decrease of $143.3 million in the working capital was primarily due to a decrease in cash on hand and an increase in accounts payable, offset by an increase in inventories and assets held for sale at September 30, 2022 as compared to December 31, 2021.

The Company is generating cash from sales and is investing its capital reserves in current operations and new acquisitions that are expected to generate additional earnings in the long term.

The Company expects that its cash on hand and cash flows from operations, along with private and/or public financings, will be adequate to meet its capital requirements and operational needs for the next 12 months.

Recent Financing Transactions

Senior Secured Notes – 2026

In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475 million (“Senior Secured Notes – 2026”). The note indenture dated December 15, 2021 governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained when taking into account the incurrence of additional debt. The issue of additional Senior Secured Notes or other debt pari passu to the existing notes is permitted provided that the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained when taking into account the incurrence of additional debt, and certain other conditions are met. The Company and certain of its guarantor subsidiaries are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks, providing for revolving credit loans, provided that the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Senior Secured Notes – 2026.

The Senior Secured Notes – 2026 bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15 and December 15 of each year during the term of the Senior Secured Notes – 2026.

The Senior Secured Notes – 2026 may be redeemed early but are subject to a prepayment premium dependent on the loan year. Any redemption made before June 15, 2023 will incur a penalty of 8% and a maximum of 35% of the aggregate principal amount of notes issued under the Note Indenture (including any additional notes issued thereunder) may be redeemed with the net cash proceeds of one or more equity offerings that occurred within the prior 90 days. All or part of the outstanding Senior Secured Notes – 2026 may be redeemed between June 15, 2023 and June 14, 2024 with a premium of 4%; between June 15, 2024 and June 14, 2025 with a premium of 2%, or June 15, 2025 or after without a premium.

A copy of the Note Indenture is available on the Company’s SEDAR profile at www.sedar.com and on its EDGAR profile at www.sec.gov/edgar/shtml.

Cash Flows

The following table summarizes the sources and uses of cash for each of the periods presented:

	Nine months ended September 30,
	2022	2021
Net cash provided by (used in) operating activities	$71,471	$(27,445)
Net cash used in investing activities	(172,037)	(80,867)
Net cash provided by financing activities	3,262	353,894
Net (decrease) increase in cash and cash equivalents	$(97,304)	$245,895

Operating Activities

During the nine months ended September 30, 2022 and 2021, operating activities provided $71.5 million and used $27.4 million respectively, of cash. For the nine months ended September 30, 2022, cash provided by changes in operating assets and liabilities was primarily attributable to an increase in accounts payable offset by an increase in inventories to support growth in operations. For the nine months ended September 30, 2021, cash used in changes in operating assets and liabilities was primarily attributable to an increase in inventories.

Investing Activities

During the nine months ended September 30, 2022 and 2021, investing activities used $172.0 million and $80.9 million, respectively, of cash. For the nine months ended September 30, 2022, cash used in investing activities was primarily attributable to payments made on completion of acquisitions including Bloom, coupled with payments for property and equipment, primarily related to the build out of new dispensaries, processing, and cultivation sites, partially offset by cash acquired and consolidated from acquired entities. For the nine months ended September 30. 2021, cash used in investing activities was primarily attributable to payments for property and equipment.

Financing Activities

During the nine months ended September 30, 2022 and 2021, financing activities provided $3.3 million and $353.9 million, respectively, of cash. During the nine months ended September 30, 2022, cash used by financing activities was almost exclusively attributable to proceeds from sale leasebacks, partially offset by lease liability payments. During the nine months ended September 30, 2021, cash provided by financing activities was primarily attributable to cash received in issuance of SVS, proceeds from the minority investment in Curaleaf International, and cash received from a financing agreement, partially offset by lease liability payments.

Contractual Obligations and Commitments

The Company leases space for its offices, cultivation centers, and retail dispensaries. Key future minimum payments as of September 30, 2022 relating to the lease balances are presented below:

Period	Scheduled payments
2022 (remaining three months)	$17,415
2023	69,563
2024	67,269
2025	65,671
2026	63,987
2027 and thereafter	506,131
Total undiscounted lease liability	790,036
Impact of discount	(364,747)
Lease liability at September 30, 2022	425,289
Less long-term lease liabilities transferred to liabilities associated with assets held for sale	(739)
Less current portion of lease liability	(24,153)
Long-term portion of lease liability	$400,397

Real estate leases typically extend for a period of 1–10 years. Some leases for office space include extension options exercisable up to one year before the end of the cancellable lease term. Typically, the option to renew the lease is for an additional period of 5 years after the end of the initial contract term and is at the option of the Company as the lessee. Lease payments are in substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate.

The Company leases machinery and equipment but does not purchase or guarantee the value of leased assets. The Company considers these assets to be of low-value or short-term in nature and therefore no right-of-use assets (“ROU assets”) and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the nine months ended September 30, 2022 and 2021 were immaterial.

Amounts in the table below reflect the contractually required principal and interest payments payable under promissory note agreements and other long-term debt.

Period	Amount
2022 (remaining three months)	$1,940
2023	50,000
2024	57,500
2025	60,000
2026	475,000
2027 and thereafter	7,607
Total future debt obligations	$652,047

SUMMARY OF QUARTERLY RESULTS

	Three months ended
	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020
	(As Restated)	(As Restated)	(As Restated)	(As Restated)	(As Restated)	(As Restated)	(As Restated)	(As Restated)
Revenue	$339,726	$333,754	$310,370	$308,677	$315,700	$311,293	$260,320	$230,253
Cost of goods sold	176,805	154,512	148,288	157,183	171,579	156,967	131,853	119,658
Net change in fair value of biological assets	(11,806)	(7,888)	24,174	20,109	37,825	29,257	12,347	14,867
Gross profit	151,115	171,354	186,256	171,603	181,946	183,583	140,814	125,462
Operating expenses	141,577	144,632	135,312	136,671	140,353	130,216	104,716	102,449
Other expense, net	(24,340)	(6,517)	(22,347)	(32,649)	(38,955)	(19,026)	(20,208)	(17,893)
Net (loss) income	(56,579)	(24,861)	(14,545)	(37,997)	(57,675)	(8,283)	(14,818)	(36,902)
Less: Net (loss) income attributable to redeemable non-controlling interest	(3,220)	117	(1,772)	(2,512)	(2,363)	(2,524)	—	165
Net loss attributable to Curaleaf Holdings, Inc.	(53,359)	(24,978)	(12,773)	(35,485)	(55,312)	(5,759)	(14,818)	(37,067)
Loss per share - basic and diluted	$(0.08)	$(0.04)	$(0.03)	$(0.04)	$(0.08)	$(0.01)	$(0.02)	$(0.06)
Weighted average SVS outstanding - basic and diluted	709,638,533	709,965,526	708,897,273	707,450,310	703,545,262	701,668,932	682,041,420	660,398,593

Adjustments have been made to all of the comparative period financial statements presented herein. Refer to the heading “Restatement” below for more information. The above results were significantly impacted by the acquisitions which occurred in each quarter, as well as organic growth.

During the year ended December 31, 2020, the Company completed the following acquisitions:

(i)	Q1 2020: Select, Arrow Alternative Care, Inc., and Remedy Compassion Center;

(ii)	Q2 2020: Virginia’s Kitchen, LLC d/b/a Blue Kudu, Curaleaf NJ, Inc., and Primary Organic Therapy, Inc;

(iii)	Q3 2020: Grassroots, PalliaTech Florida LLC; and

(iv)	Q4 2020 Alternative Therapies Group, Inc.

During the year ended December 31, 2021, the Company completed the following acquisitions:

(i)	Q2 2021: EMMAC and Maryland Compassionate Care and Wellness, LLC;

(ii)	Q3 2021: Ohio Grown Therapies, LLC; and

(iii)	Q4 2021: Los Sueños.

During the first quarter of 2022, the Company completed the following acquisitions:

(i)	Bloom Dispensaries; and

(ii)	Sapphire Medical Clinics Limited.

During the second quarter of 2022, the Company completed the following acquisition:

(i)	Natural Remedy Patient Center, LLC.

During the third quarter of 2022, the Company completed the following acquisitions or effected change in control in the following entities:

(i)	Pueblo West Organics;

(ii)	Four20 Pharma GmbH; and

(iii)	Broad Horizon Holdings, LLC

Each successive acquisition, in combination with organic growth, resulted in higher revenues period-over-period; however, acquisitional growth did not outpace the reduction in wholesale revenue between the third and fourth quarters of 2021.

OFF-BALANCE SHEET ARRANGEMENTS

As of September 30, 2022, the Company did not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company incurred the following transactions with related parties during the three and nine months ended September 30, 2022 and 2021.

	Related party transactions
	Three months ended September 30,		Nine months ended September 30,		Balance receivable (payable) as of
Transaction	2022	2021	2022	2021	September 30, 2022	December 31, 2021
Consulting fees (1)	$272	$92	$967	$548	$—	$—
Travel and reimbursement (2)	23	—	346	1,277	—	—
Rent expense reimbursement (3)	(42)	(42)	(126)	(96)	—	—
Equipment purchases (4)	—	1,300	—	2,726	—	—
Senior Secured Notes - 2026 (5)	239	—	705	—	(10,000)	(10,000)
Promissory Note - 2024 (5)	—	332	—	986	—	—
	$492	$1,682	$1,892	$5,441	$(10,000)	$(10,000)

(1)	Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member, and in which Matt Darin, Chief Executive Officer, has a minority interest, as well as (ii) Measure 8 Venture Management, LLC, an investment company controlled by Boris Jordan, Executive Chairman and control person of the Company (including funds managed by such entity, “Measure 8”). There are on-going contractual commitments related to these transactions. The total consulting fees paid to Measure 8 were immaterial and $0.6 million for the three and nine months ended September 30, 2022 and were immaterial and $0.3 million for the three and nine months ended September 30, 2021, respectively. The total consulting fees paid to Frontline Real Estate Partners, LLC were $0.2 million and $0.4 million for the three and nine months ended September 30, 2022 and were immaterial and $0.3 million for the three and nine months ended September 30, 2021, respectively.

(2)	Travel and reimbursement relate to payments made to Measure 8 for reimbursements of certain expenses incurred. There are on-going contractual commitments related to these transactions.

(3)	The Company recognized a rent expense credit for a sublease between Curaleaf NY LLC and Measure 8 and rent expense for a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mr. Kahn. Both arrangements represent on-going contractual commitments based on executed leases.

(4)	The Company purchased hemp processing equipment from Sentia Wellness. Sentia Wellness is a Cannabidiol company that was formerly associated with Select, prior to the acquisition by Curaleaf. Mr. Jordan and Cameron Forni, former Select President, have interests in Sentia Wellness.

(5)	Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest held $10 million of the total $475 million of Senior Secured Notes – 2026. The Company recognized interest expense related to the portion of the Senior Secured Notes - 2026 held by Baldwin Holdings, LLC. The Promissory Note – 2024 previously held by Baldwin Holdings, LLC, was exchanged for Senior Secured Notes – 2026 as part of the private placement of Senior Secured Notes – 2026 completed by the Company in December 2021. As a result of this exchange, the Company repaid the notes, including interest and prepayment penalty. For three and nine months ended September 30, 2021, the Company recognized interest expense under the Promissory Note - 2024. For the three and nine months ended September 30, 2022, the Company recognized interest expense under the Senior Secured Notes - 2026, some of which are attributable to Baldwin Holdings, LLC. The Senior Secured Notes – 2026 held by Baldwin Holdings, LLC contain certain repayment and interest components that represent on-going contractual commitments with this related party.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company's executive management team and management directors. Key management personnel compensation and other related party expenses for the three and nine months ended September 30, 2022 and 2021 are as follows:

	Three months ended September 30,		Nine months ended September 30,
Key management personnel compensation	2022	2021	2022	2021
Short-term employee benefits	$1,193	$910	$5,958	$5,004
Other long-term benefits	10	9	33	30
Share-based payments	2,979	5,368	7,600	12,109
	$4,182	$6,287	$13,591	$17,143

CHANGES IN OR ADOPTION OF ACCOUNTING PRACTICES

The Company has implemented all applicable IFRS standards recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

The following is a brief summary of the new standards issued but not yet effective:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued Classification of Liabilities as Current or Non-Current (“Amendments to IAS 1”). The Amendments to IAS 1 aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The Amendments to IAS 1 include clarifying the classification requirements for debt a company might settle by converting it into equity. The Amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

In May 2021, the IASB published Deferred Tax related to Assets and Liabilities arising from a Single Transaction (“Amendments to IAS 12”). The Amendments to IAS 12 clarify how companies account for deferred tax on transactions such as leases and de-commissioning obligations. The main change in this amendment is that the initial recognition exemption in IAS 12.15(b) and IAS 12.24 is clarified to not be applicable to transactions in which both deductible and taxable temporary differences arise on initial recognition that result in the recognition of equal deferred tax assets and liabilities. The Amendments to IAS 12 are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The preparation of the Company’s Interim Financial Statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the Interim Financial Statements are described below and are the same as those that applied to the annual financial statements for the period ended December 31, 2021.

Biological assets

Biological assets are dependent upon estimates of future economic benefits as a result of past events to determine the fair value through an exercise of significant judgment by the Company. In estimating the fair value of biological assets, the Company uses observable market data to the extent it is available. The Company uses the average selling price per gram in the market in which the biological assets are produced to determine fair value. The Company reevaluates market prices on a quarterly basis in order to ensure biological assets are measured at the most relevant fair value.

Business combinations

In a business combination, all identifiable assets, liabilities, and contingent liabilities acquired are recorded at their fair values. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process, and whether the acquired set has the ability to produce outputs.

One of the most significant estimates relates to the determination of the fair value of assets and liabilities of the acquiree. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in the consolidated statements of profits or losses at the date of acquisition. Transaction costs are expensed as incurred, except if related to the issuance of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in the consolidated statements of profits or losses. Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 – Financial Instruments with the corresponding gain or loss being recognized in the consolidated statements of profits or losses. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

The Company utilizes the guidance prescribed by Amendments to IFRS 3 – Business Combinations (the “IFRS 3 Amendment”). The IFRS 3 Amendment changes the definition of a business and allows entities to use a concentration test to determine if transactions should be accounted for as a business combination or an asset acquisition. Under the optional concentration test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the assets acquired would not represent a business and the transaction would be accounted for as an asset acquisition. Management performs a concentration test where appropriate and if the concentration of assets is 85% or above, the transaction is generally accounted for as an asset acquisition.

Share-based payment arrangements

The Company uses the Black-Scholes valuation model to determine the fair value of options granted to employees and directors under share-based payment arrangements, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, future dividend yields, and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU” or “CGUs”) which are expected to benefit from the synergies of the combination. In determining its CGUs, the Company has completed an internal analysis to identify the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Given the nature of the Company’s business, management generally identifies CGUs based on jurisdiction and the Select brand.

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with IAS 36. Impairment is determined by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. The Company performs the analysis on a CGU level using a discounted cash flow method. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess of impairment amount is allocated to the carrying amount of assets in the CGU. Any goodwill impairment loss is recognized in the consolidated statements of profits or losses in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Assets held for sale

The Company classifies assets held for sale in accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations (“IFRS 5”). When the Company makes the decision to sell an asset or to stop some part of its business, the Company assesses if such assets should be classified as an asset held for sale. To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell (“FVLCTS”) unless the asset held for sale meets the exceptions as denoted by IFRS 5. FVLCTS is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded (see Note 7 – Assets and liabilities held for sale in the Company’s quarterly unaudited consolidated financial statements for the period ended September 30, 2022).

NCI and NCI Redemption Liability

NCI represents equity interests in the Company’s subsidiaries that are owned by parties that are not shareholders of Curaleaf Holdings, Inc. The share of net assets attributable to NCI is presented as a component of equity. The NCI’s share of net income or loss is recognized directly in equity. Changes in the Company’s ownership interest that do not result in a loss of control are accounted for as equity transactions. Certain NCIs are subject to put/call rights which are recorded as a financial liability at the present value of the redemption amount, with subsequent changes in fair value recognized in equity within the redeemable NCI line item.

COVID-19 estimation uncertainty

The Company is continuing to closely monitor the impact of the COVID-19 pandemic on all aspects of its business. The duration of the business disruptions and related financial impact cannot reasonably be estimated at this time. While the impact of COVID-19 has diminished somewhat as a result of the increased use along with the efficacy of vaccines and ‘booster’ vaccines aimed at new COVID-19 variants, the emergence of new variants could impact estimates in the Interim Financial Statements and the effect of any such changes could be material and could result in, among other things, impairment of long-lived assets, intangibles assets, and goodwill. Future developments relating to COVID-19, including the emergence of new variants and/or potential declines in vaccine efficacy, may negatively impact our operations and result in temporary closures of our retail stores, lower retail store traffic, and staff shortages.

RESTATEMENT

Restatement relating to purchase accounting for the Select Acquisition

During the period ended December 31, 2021, management discovered an error related to purchase accounting that was identified subsequent to the measurement period for the Select acquisition. The Company purchased Select for its brand recognition in order to position the Company for its next phase of growth in the wholesale and recreational cannabis markets. Management determined that the Company’s initial identification and measurement of licenses and service agreements as the primary intangible assets acquired was not reflective of the purpose of the acquisition, and therefore updated purchase accounting to reflect the Select tradename as the primary asset acquired. The restatement resulted in an overall decrease in the value of intangible assets identified, which in turn also resulted in a decrease in the related deferred tax liability and amortization expense. The reduction in the consideration transferred allocated to intangible assets and deferred tax liability resulted in a net increase to goodwill, while the decrease in amortization expense increased pre-tax book income which resulted in an increase in tax expense (see adjustments below). As the discovery was made outside of the acquisition measurement period, in accordance with IFRS 3, the Company considered this change as an error related to the allocation of purchase consideration, and retrospectively updated purchase accounting to identify, distinguish, and revalue the separately identifiable intangible assets acquired in accordance with IAS 38.

Adjustments have been retrospectively made to the comparative period for the three and nine months ended September 30, 2021. The financial statements for the periods as of and ended between March 31, 2020 and June 30, 2021 were not adjusted and refiled at the time of discovery of the error, rather the comparative period as of and for the year ended December 31, 2020 was corrected with the filing of the annual financial statements for the period ending December 31, 2021 filed on March 7, 2022 and available under the Company’s profile at www.sedar.com and www.sec.gov. The comparative period as of and for the three and six months ending June 30, 2021 has been corrected herein, and the period as of and ending March 31, 2021 was corrected with the interim financial statements for such period filed on May 7, 2022 and available under the Company’s profile at www.sedar.com and www.sec.gov.

Number of Share Options & RSUs

Management determined that prior period financial statements needed to be restated to correct an error related to disclosures around the number of share options and RSUs forfeited, expired, and outstanding as of September 30, 2021 and December 31, 2021.

Adjustments have been retrospectively made to the comparative period as of and for the nine months ended September 30, 2021, to reflect mandatory disclosures associated with the reconciliation of share options and RSUs. Refer to Note 13 – Share-based payment arrangements of these Interim Financial Statements for disclosures that reflect these adjustments. The correction of this error did not result in any changes to the Company’s consolidated statements of financial position, consolidated statements of profits and losses and other comprehensive loss, or consolidated statements of cash flows.

Restatement relating to revenue recognition

During the period ended December 31, 2022, the Company, on the recommendation of the Audit Committee of the Company’s Board of Directors (the “Audit Committee”), conducted a review of certain purchases and sales of products through the Company’s wholesale channel. Further to this review, the Company has determined to make certain adjustments to the revenue figures previously reported in the Interim Financial Statements for the three and nine months ending September 30, 2022.

Refer to Note 22 – Restatement in the unaudited condensed interim consolidated financial statements of the Company to which this MD&A relates for additional information on the effects of the restatements on the consolidated financial statements as of and for the three and nine months ended September 30, 2022 and 2021.

SUMMARY OF OUTSTANDING SHARE DATA

The Company had the following securities issued and outstanding as of November 7, 2022:

Securities	Number of Shares
Issued and Outstanding:
Multiple Voting Shares	93,970,705
Subordinate Voting Shares	619,719,185
Restricted Share Units	4,498,121
Stock Options	24,433,593

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses, long-term debt and redeemable non-controlling interest contingency. The fair values of cash, restricted cash, notes receivable, accounts payable and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The Company’s long-term notes payable carrying value at the effective interest rate approximates fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually as of December 31, for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure at September 30, 2022 and 2021 is the carrying amount of cash and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.

The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the consolidated statements of financial position are net of allowances for credit losses, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance credit losses when management determines that the account may not be fully collectible. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The Company has not adopted standardized credit policies, but rather assesses credit on a customer-by-customer basis in an effort to minimize those risks.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475 million to the Company. The notes bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15 and December 15 of each year during the term of the notes; the first of which was paid on June 15, 2022. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. A breach of covenant under the Note Indenture could have a material adverse impact on the Company’s financial position.

In connection with the Bloom acquisition, the Company issued secured promissory notes to the former Bloom owners in the aggregate of $160 million, which mature over three years. The first and second set of notes are each $50 million and mature in January 2023 and 2024; each bear interest at the rate of 6% per annum and interest payments are due quarterly.

The final promissory note is a convertible promissory note with a principal amount of $60 million, which matures in January 2025 and bears interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third promissory note may be paid by the Company issuing SVS at maturity. All three notes may be prepaid without penalty.

The Company is monitoring the impacts of COVID-19 closely, and although liquidity has not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the outbreak and its impact on the economic environment is uncertain. Given the current uncertainty of the future economic environment, the Company has taken additional measures in monitoring and deploying its capital to minimize the negative impact on liquidity. For more information, see Note 2 – Basis of presentation, COVID-19 estimation uncertainty in the Company’s quarterly unaudited consolidated financial statements for the period ended September 30, 2022.

Market Risk

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

As of September 30, 2022 and 2021, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value, therefore, a change in interest rates at the reporting date would not affect profit or loss.

REGULATORY ENVIRONMENT: ISSUERS WITH UNITED STATES CANNABIS-RELATED ASSETS

In accordance with Staff Notice 51-352, below is a discussion of the current federal and state-level U.S. regulatory regimes in those jurisdictions where the Company is currently directly and indirectly involved, through its subsidiaries and investments, in the cannabis industry. See also “The States the Company Operates In, Their Legal Framework and How It Affects Our Business” section above for additional details.

In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding the cannabis industry. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licenses, business activities, or operations will be promptly disclosed by the Company.

The Company derives its revenues from the cannabis industry in certain states of the U.S., and the industry is illegal under U.S. federal law.

The Company is involved (through its licensed subsidiaries) in the cannabis industry in the U.S. where local state laws permit such activities. Currently, its subsidiaries and managed entities are directly engaged in the cultivation, manufacture, processing, , sale and distribution of cannabis and hold licenses in the adult-use and/or medicinal cannabis marketplace in the states of Arizona, Arkansas, California, Colorado, Connecticut, Florida, Illinois, Kentucky (hemp only), Maine, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Utah, and Vermont; and have partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania. In addition, the Company is indirectly involved (through management services which include the use of the “Curaleaf” brand and retail and cultivation and production operations, human resources, finance and accounting, marketing, sales, legal and compliance support services) in both the adult-use and medical cannabis industry in the states of Maine and Arkansas.

The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Cannabis Related Activities

As of the date of this MD&A, the majority of the Company’s business was directly derived from U.S. cannabis-related activities. As such, the Company’s statement of financial position and statement of profits and losses exposure to U.S. cannabis-related activities is nearly 100%.

Readers are cautioned that the foregoing financial information, though extracted from the Company’s financial systems that supports its annual consolidated financial statements, has not been audited in its presentation format and accordingly is not in compliance with IFRS based on consolidation principles.

U.S. Federal Overview

The Controlled Substance Act

The U.S. federal government regulates drugs through the federal Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), which places controlled substances, including cannabis, in one of five different schedules. Cannabis, except hemp containing less than ..3% (on a dry weight basis) of the psychoactive ingredient in cannabis, is classified as a Schedule I drug. As a Schedule I drug, the federal Drug Enforcement Agency considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the U.S., and a lack of accepted safety for use of the drug under medical supervision1. The classification of cannabis as a Schedule I drug is inconsistent with what the Company believes to be many valuable medical uses for cannabis accepted by physicians, researchers, patients, and others. As evidence of this, the FDA on June 25, 2018, approved Epidiolex an oral solution with an active ingredient, CBD, that is derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. This is the first FDA-approved drug that contains a purified drug substance derived from the cannabis plant. CBD is a chemical component of cannabis that does not contain the intoxication properties of tetrahydrocannabinol (“THC”), the primary psychoactive component of cannabis2. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered3.

The federal position is also not necessarily consistent with democratic approval of cannabis at the state government level in the U.S. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of cannabis under the Cannabis Act, S.C. 2018, c. 16, (Canada) and the Cannabis for Medical Purposes Regulations, cannabis is largely regulated at the state and local level in the U.S. state laws regulating cannabis conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the U.S. authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, federal law shall apply.

Nonetheless, 47 U.S. states, the District of Columbia, and the territories of Puerto Rico, the U.S. Virgin Islands, Guam, and the Northern Mariana Islands have legalized some form of cannabis for medical use, while 19 states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes. As more and more states legalized medical and/or adult-use cannabis, the federal government attempted to provide clarity on the incongruity between federal prohibition under the CSA and these state-legal regulatory frameworks. Notwithstanding the foregoing, cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA.

Until 2018, the federal government provided guidance to federal law enforcement agencies and banking institutions regarding cannabis through a series of memoranda from the Department of Justice (“DOJ”). The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”)4. The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states, and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, several states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that jurisdictions that have enacted laws legalizing cannabis in some form have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The Cole Memorandum was seen by many state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations. However, on January 4, 2018, former U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum. In the absence of a uniform federal policy, U.S. Attorneys with state-legal cannabis programs within their jurisdictions are responsible for establishing enforcement priorities for their respective offices. For instance, Andrew Lelling, a former U.S. Attorney for the District of Massachusetts, stated that while his office would not immunize any businesses from federal prosecution, he anticipated focusing the office's cannabis enforcement efforts on: (1) overproduction; (2) targeted sales to minors; and (3) organized crime and interstate transportation of drug proceeds. Other U.S. attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances. One of those U.S. Attorneys, Greg Scott, the Interim U.S. Attorney for the Eastern District of California, has a history of prosecuting medical cannabis activity: his office published a statement that cannabis remains illegal under federal law, and that his office would “evaluate violations of those laws in accordance with our district’s federal law enforcement priorities and resources”.

121 U.S.C. 812(b)(1).

2Cannabis containing THC is more commonly referred to in state laws and regulations as marijuana. Unless otherwise noted herein, we use cannabis and marijuana interchangeably.

3See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; see also Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; see also Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; see also Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and see also Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.

4See James M. Cole, Memorandum for all United States Attorneys re: Guidance Regarding Marijuana Enforcement (Aug. 29, 2013), available at https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.

Following his election, President Biden appointed Merrick Garland to serve as the U.S. Attorney General. While Attorney General Garland indicated in his confirmation hearing that he did not feel that enforcement of the federal cannabis prohibition against state-licensed business would not be a priority target of Department of Justice resources, no formal enforcement policy has been issued to date. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the U.S. congress (“Congress”) amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.

As an industry best practice, despite the rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures:

1.	Ensure that its operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;

2.	Ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);

3.	Implement policies and procedures to ensure that cannabis products are not distributed to minors;

4.	Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;

5.	Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or across any state lines in general;

6.	Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes; and

7.	Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

In addition, the Company conducts background checks to ensure that the principals and management of its operating subsidiaries are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. The Company will also conduct ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See “Compliance and Monitoring”.

One legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called “rider” provision in the FY 2015, 2016, 2017, 2018, 2019, 2020 and 2021 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the "Rohrabacher-Farr" Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher-Blumenauer” or “Joyce-Leahy” Amendment, but it is referred to in this MD&A as “Rohrabacher-Farr Amendment”). On March 15, 2022, the amendment was renewed through the signing of the fiscal year 2022 omnibus spending bill, effective through September 30, 2022.

On October 6, 2022, President Biden announced a series of marijuana-related initiatives. Included amongst them was a directive to the Secretary of Health and Human Services and the Attorney General “to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. Federal law currently classifies marijuana in Schedule I of the Controlled Substances Act, the classification meant for the most dangerous substances.” This administrative review would be conducted by the FDA and the DEA. It is unclear when these agencies would complete their respective reviews nor is it clear whether the reviews would result in any change in the classification of marijuana.

Nevertheless, for the time being, cannabis remains a Schedule I controlled substance at the federal level. The federal government of the U.S. has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use cannabis, even if state law sanctions such sale and disbursement. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.

There is a growing consensus among cannabis businesses and numerous members of Congress that prosecutorial discretion is not law and temporary legislative riders, such as the Rohrabacher-Farr Amendment, are an inappropriate way to protect lawful medical cannabis businesses. Numerous bills have been introduced in Congress in recent years to decriminalize aspects of state-legal cannabis trades. The Company has observed that each year more congressmen and congresswomen sign on and cosponsor cannabis legalization bills. In light of all this, it is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco.

The most comprehensive proposal for reform of federal legislation on cannabis was introduced on July 21, 2022, by U.S. Senate Majority Leader Chuck Schumer (D-NY) along with Cory Booker (D-NJ), and Ron Wyden (D-OR) when they filed the Cannabis Administration and Opportunity Act (the “CAOA”). The CAOA removes cannabis from Schedule 1 of the CSA, which would permit its decriminalization and allow the expungement of federal non-violent cannabis crimes. The CAOA would impose a federal tax on cannabis of 10% in its first year of enactment, eventually increasing to 25% in 5% increments. The taxes raised would be used to petition fund programs to benefit communities disproportionately impacted by the “War on Drugs”.

The CAOA enshrines the current state cannabis licensing regimes but introduces additional federal permitting of cannabis wholesalers. Regulatory responsibility for cannabis control would be transferred from the U.S. Drug Enforcement Agency (DEA) to the Alcohol and Tobacco Tax and Trade Bureau (TTB), the Bureau of Alcohol Tobacco Firearms and Explosives (ATF).

The filing of the CAOA by Democratic congressional leaders represents a significant milestone in the move toward federal legalization of cannabis. While the CAOA indicates that legalization may come with significant federal tax burden, federal legalization will also bring long-awaited benefits to the industry of the removal of the Section 280E tax burden, clarity as to the status of state-licensed cannabis businesses, broad access to the banking and card payment system, increased availability, and reduced cost, of capital.

Senator Schumer has indicated that the CAOA does not have sufficient support in the Congress to pass.

Another bill, the Marijuana Opportunity Reinvestment and Expungement (MORE) Act, proposed in the U.S. House of Representatives would decriminalize and de-schedule cannabis from the CSA, provide for reinvestment in certain persons adversely impacted by the “War on Drugs,” and provide for expungement of certain cannabis offenses, among other things. The MORE Act passed U.S. House of Representatives on April 1, 2022, but has not been taken up in the Senate.

There can be no assurance that the CAOA, the MORE Act or similar comprehensive legislation that would de-schedule cannabis and de-criminalize will be passed in the near future or at all. If such legislation is passed, there is no guarantee that it will include provisions that preserve the current state-based cannabis programs under which the Company’s subsidiaries operate or that such legislation will otherwise be favorable the Company and its business.

Money Laundering Laws

Under U.S. federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA categorization of marijuana as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve's money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult-use marijuana, in 2014, the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) issued guidance to prosecutors of money laundering and other financial crimes (the “FinCEN Guidance”) and notified banks that it would not seek enforcement of money laundering laws against banks that service cannabis companies operating under state law, provided that strict due diligence and reporting standards are met. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that business is legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:

1.	Verifying with the appropriate state authorities whether the business is duly licensed and registered;

2.	Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;

3.	Requesting from state licensing and enforcement authorities available information about the business and related parties;

4.	Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult-use customers);

5.	Ongoing monitoring of publicly available sources for adverse information about the business and related parties;

6.	Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and

7.	Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.

With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming “cash-only” businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not increased banks' willingness to provide services to cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they accept as a customer.

The few state-chartered banks and/or credit unions that have agreed to work with marijuana businesses are limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana businesses at any time and without notice, these state-charted banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the marijuana industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.

The former Secretary of the U.S. Department of the Treasury, Steven Mnuchin, publicly stated that he did not have a desire to rescind the FinCEN Guidance.5 The new Secretary of the Treasury, Janet Yellen, has not yet articulated an official Treasury Department position with regard to the FinCEN Guidance and thus as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.

In both Canada and the U.S., transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.

In the absence of comprehensive reform of federal cannabis legislation that would decriminalize the cannabis industry, a growing number of members of Congress have expressed support for federal legislation that would eliminate from the scope of federal money laundering statutes the financing activity of businesses operating under state-sanctioned cannabis programs. On September 26, 2019, the U.S. House of Representatives passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. The SAFE Banking Acts has since been introduced and has passed the U.S. House of Representatives several times, but still awaits action from the U.S. Senate. While Congress may consider legislation in the future that may permanently address these issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company's ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently. On July 14, 2022, the SAFE Banking Act was introduced again in the U.S. Senate as part of the NDAA.

Federal Taxation of Cannabis Businesses

An additional challenge to cannabis-related businesses is that the provisions of Section 280E are being applied by the IRS to businesses operating in the medical and adult-use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the CSA. The IRS has applied Section 280E broadly in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws, seeking substantial sums in tax liabilities, interest and penalties resulting from underpayment of taxes due to the lack of deductibility of otherwise ordinary business expenses, the deduction of which is prohibited by Section 280E. Although the IRS issued a clarification allowing the deduction of certain expenses that can be categorized as cost of goods sold, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. Therefore, businesses in the state-legal cannabis industry are subject to higher effective tax rates and thus may be less profitable than they would otherwise be.

Reform of Federal Legislation on Industrial Hemp

On December 20, 2018, former President Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115-334, (popularly known as the “2018 Farm Bill”) into law.6 Under the 2018 Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the U.S. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9-THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and otherwise meets the definition of hemp.

5Angell, Tom. (2018 February 6). Trump Treasury Secretary Wants Marijuana Money In Banks, available at https://www.forbes.com/sites/tomangell/2018/02/06/trump-treasury-secretary-wants-marijuana-money-in-banks/#2848046a3a53; see also Mnuchin: Treasury is reviewing cannabis policies. (2018 February 7), available at http://www.scotsmanguide.com/News/2018/02/Mnuchin--Treasury-is-reviewing-cannabis-policies/.

6H.R.2 - 115th Congress (2017-2018): Agriculture Improvement Act of 2018, Congress.gov (2018), https://www.congress.gov/bill/115th-congress/house-bill/2/text.

Despite the removal of CBD extracted from hemp and other hemp extracts, produced under authorized state hemp programs from the Controlled Substance Act, the FDA’s current stated position is that it is a prohibited act under the Federal Food, Drug, and Cosmetic Act to introduce into interstate commerce a food to which CBD or THC or cannabinoids has been added, or to market a product containing these ingredients as a dietary supplement.7

On a state level, the November 2020 elections included multiple initiatives on state ballots regarding cannabis, all of which passed. In Arizona and New Jersey, two markets where the Company already has medical operations described herein, adult-use cannabis ballot initiatives passed. Similarly, adult-use passed in Montana, medical use passed in Mississippi, and both adult-use and medical use passed in South Dakota. Barring any further legal challenges, these states are expected to adopt governing rules and regulations to expand their cannabis programs accordingly.

The results of the 2022 Congressional elections may impact the likelihood of any legal developments regarding cannabis at the national level, including the passage of the SAFE Banking Act and the MORE Act. While President Biden campaigned on a platform that included cannabis decriminalization and, as noted above, has taken steps to review current federal agency policy concerning cannabis, the legislative landscape may change following the mid-term elections in the fourth quarter of 2022. It is unclear whether Democrats, who have generally been more supportive of federal cannabis reform than Republicans, will continue to retain their majority in Congress which could impact the prospects for cannabis reform legislation.

Application of Immigration Laws

U.S. Customs and Border Protection (“CBP”) enforces the laws of the U.S. Crossing the border while in violation of the CSA and other related U.S. federal laws may result in denied admission, seizures, fines, and apprehension. CBP officers administer the U.S. Immigration and Nationality Act to determine the admissibility of travelers who are non-U.S. citizens into the U.S. An investment in the Company, if it became known to CBP, could have an impact on a non-U.S. citizen’s admissibility into the U.S. and could lead to a lifetime ban on admission.

Service Providers

As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.

Ability to Access Capital

Given the current U.S. federal laws regarding cannabis, traditional bank financing is typically not available to U.S. cannabis companies. Specifically, the federal illegality of marijuana in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the U.S. must do so in compliance with the Cole Memorandum and the FinCEN guidance, both discussed above.

The Company requires equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company’s inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

7 Notably, to date the FDA’s enforcement activities in respect of the sale of CBD foods and supplements has been largely focused upon those manufacturers and distributors that have made impermissible claims about the efficacy of CBD for treating certain diseases and medical conditions.

If additional funds are raised through further issuances of equity or convertible debt securities, existing Company Shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS.

Heightened Scrutiny by Regulatory Authorities

For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdictions, in addition to those described herein.

Change to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the U.S., or elsewhere. A negative shift in the public’s perception of medical or adult-use cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation, or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the states in which the Company currently operates or in the Company’s ability to expand its business into new states, may have a material adverse effect on the Company’s business, financial condition, and results of operations. See “Risk Factors” section of this MD&A.

Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, asset forfeiture, and cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult-use cannabis licenses in the U.S., (4) the listing or quoting of the Company’s securities on various stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See “Risk Factors” section of this MD&A. The Company’s business activities, and the business activities of its subsidiaries, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.

Further to the indication by CDS Clearing and Depository Services Inc. (“CDS”), Canada's central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets that it would refuse to settle trades for cannabis issuers that have investments in the U.S., the TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the SVS are listed on a stock exchange, it would have a material adverse effect on the ability of holders of SVS to make and settle trades. In particular, the SVS would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange. Curaleaf has obtained eligibility with the Depository Trust Company (“DTC”) for its SVS quotation on the OTCQX® Best Market and such eligibility provides another possible avenue to clear the SVS in the event of a CDS ban. Revocation of DTC eligibility or implementation by DTC of a ban on the clearing of securities of issuers with cannabis-related activities in the U.S. would similarly have a material adverse effect on the ability of holders of the SVS to make and settle trades.

Compliance and Monitoring

As of the date of this MD&A, the Company believes that each of its licensed operating entities (a) holds all applicable licenses to cultivate, manufacture, possess, and/or distribute cannabis in each respective state, and (b) is in good standing and in material compliance with each respective state’s cannabis regulatory program. The Company’s subsidiaries in Florida and Oregon have been cited for regulatory non-compliance by the respective state cannabis regulator, which citations may result in immaterial fines and, in the case of Oregon, temporary suspension of one of its processing licenses in the state. The Company believes that neither regulatory action will have a material impact on its operations in either state. Otherwise, the Company is in material compliance with its obligations under state laws related to its cannabis cultivation, processing and dispensary licenses, other than minor violations that would not result in a material fine, suspension or revocation of any relevant license.

The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements and engages in the regulatory and legislative process nationally and in every state we operate through our compliance department, government relations department, outside government relations consultants, cannabis industry groups and legal counsel.

The compliance department consists of our Chief Compliance Officer (“CCO”), James Shorris, as well as regional and state-level compliance officers. Each compliance officer is charged with knowing the local regulatory process in the state or states for which he or she is responsible and for monitoring developments with their governing bodies. Each compliance officer regularly reports regulatory developments to the Company’s CCO through written and oral communications and are charged with the creation and implementation of plans regarding all regulatory developments. The Company’s CCO works with external legal advisors in the states in which the Company operates to ensure that the Company is in on-going compliance with applicable state laws.

The government relations department, consisting of Senior Vice President, Ed Conklin, and two vice presidents, works closely with Curaleaf management to develop relationships with local and state regulators, industry groups, and elected officials in order to effectively monitor and engage in the regulatory and legislative processes. The Company’s Government Relations Department develops strategies, engages legislative consultants, directly lobbies and works with third party groups to protect the Company’s right to operate and to advocate for legislation, regulations and oversight under which it can be successful.

Although the Company believes that its business activities are materially compliant with applicable and state and local laws of the U.S., strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company derives 100% of its revenues from the cannabis industry in certain states, which industry is illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable state and local law, such activities remain illegal under U.S. federal law. The enforcement of relevant federal laws is a significant risk.

In addition to the above disclosure, please see “Risk Factors” for further risk factors associated with the operations of the Company and the Company.

RISK FACTORS

The Company’s results of operations, business prospects, financial positions, and achievement of strategic plans are subject to a number of risks and uncertainties and are affected by a number of factors which could have a material adverse effect on the Company’s business, financial condition, or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the SVS. Other than as stated herein, the Company’s risks and uncertainties have not materially changed from those described in the “Risk Factors” section of the Company’s annual management’s discussion and analysis for the year ended December 31, 2021 filed on SEDAR on March 7, 2022 and the Company’s annual information form for the year ended December 31, 2021 filed on SEDAR on March 9, 2022. These documents can be found under the Company’s SEDAR profile at www.sedar.com and on its EDGAR profile at www.sec.gov/edgar/shtml.

Hemp-Derived THC Products

There has been a proliferation of companies selling THC-containing consumer products (some coupled with CBD ingredients and some without) that are distributed outside existing state sanctioned medical and adult use marijuana programs. These products, which contain Delta-9 or other tetrahydrocannabinols such as Delta-8, are held out as being derived from hemp that meets the 2018 Federal Farm Bill requirements for excluding cannabis hemp from the Controlled Substances Act, namely that the hemp product contains no more than .3% total THC by dry weight. Within these limits, these products may still contain THC in significant levels: as an example, a typical edible ‘gummy’ product weighing a total of 6 grams could contain up to 18 mg of THC in a serving while still remaining within the Farm Bill .3% limit. Many state-sanctioned marijuana programs currently allow THC content of up 10 mg per serving. Further, those marketing these products currently can do so outside the state regulated marijuana markets and thus are not subject to the regulatory restrictions of state marijuana programs nor are they subject to state marijuana taxes, factors that may give these competitors a commercial advantage over those companies that operate and distribute THC containing products solely in accord with existing state regulated programs. The growth of the market for intoxicating, hemp-derived THC products outside the state-regulated system may become a source of significant competition to the Company, although the Company is unable to assess the impact of such competition at this time.